================================================================================

                        1934 Act Registration No. 1-31731

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated October 28, 2003



                            Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)



                             21-3 Hsinyi Road Sec. 1,
                            Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                  Form 20-F        X                  Form 40-F ________
                            ---------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes _______                         No        X
                                                         ---------------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

================================================================================

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    2003/10/28
                                           Chunghwa Telecom Co., Ltd.


                                        By:     /s/  Shyue-Ching Lu
                                               ---------------------------------
                                        Name:  Shyue-Ching Lu
                                        Title: President & CEO

                                     Exhibit

Exhibit           Description

   1     Announcement on 2003/09/12: Chunghwa Telecom acquired OADM transmission network system equipment from Comtrend Corporation Ltd. in the past one year. Total cost was NT$668,956,564.
   2     Announcement on 2003/09/18: Chunghwa Telecom acquired XDSL access network equipments from Baycom Opto-electronics Technology Co., Ltd. Total cost was NT$1,666,333,074.
   3     Announcement on 2003/09/26: Director of Chunghwa, Lai-Hsi Lee
           was replaced by Chiu-Kuei Huang, both are representatives for MoTC
   4     Announcement on 2003/10/09: September sales
   5     Financial Statements as of December 31, 2002 and
           September 30, 2003 (Unaudited) and for Three Months and Nine Months Ended September 30, 2002 and 2003 (Unaudited) - US GAAP
   6     Financial Statements for the Nine months Ended
           September 30, 2003 and 2002
           Together with Independent Accountants' Report - ROC GAAP in English
   7     Press Release on 2003/10/28

                                                                    EXHIBIT    1

Chunghwa Telecom acquired OADM transmission network system equipment from Comtrend Corporation Ltd. in the past one year. Total cost was NT$668,956,564.

Date of events:2003/09/12
Contents:
1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX,
  North District, Taichung City): OADM transmission network system equipment. 2.Date of the occurrence of the event:2002/09/13~2003/09/12
3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: Total transaction price NT$668,956,564. 4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Comtrend Corporation Ltd
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N.A.
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the personi|s relationship to the company at those times:N.A.
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N.A.
8.Terms of delivery or payment (including payment period and monetary amount):
  In accordance with the contract.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the government procurement law.
10.Name of the professional appraisal institution and its appraisal amount:N.A. 11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N.A.
12.Is the appraisal report price a limited price or specific price?:N.A.
13.Has an appraisal report not yet been obtained?:N.A.
14.Reason an appraisal report has not yet been obtained:N.A.
15.Broker and broker's fee:N.A.
16.Concrete purpose or use of the acquisition or disposition: Telecom materials. 17.Do the directors have any objection to the present transaction?:No.
18.Any other matters that need to be specified:None.

                                                                    EXHIBIT    2

Chunghwa Telecom acquired XDSL access network equipments from Baycom Opto-electronics Technology Co., Ltd. Total cost was NT$1,666,333,074.

Date of events:2003/09/18
Contents:
1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX,
  North District, Taichung City):XDSL access network equipments.
2.Date of the occurrence of the event:2002/09/19~2003/09/18
3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:Total trasaction price was NT$ 1,666,333,074. 4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Baycom Opto-electronics Technology Co., Ltd.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N.A.
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the personi|s relationship to the company at those times:N.A.
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N.A.
8.Terms of delivery or payment (including payment period and monetary amount):In accordance to the contract.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance to the government procurement law.
10.Name of the professional appraisal institution and its appraisal amount:N.A. 11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N.A.
12.Is the appraisal report price a limited price or specific price?:N.A.
13.Has an appraisal report not yet been obtained?:N.A.
14.Reason an appraisal report has not yet been obtained:N.A.
15.Broker and broker's fee:N.A.
16.Concrete purpose or use of the acquisition or disposition:Telecom material. 17.Do the directors have any objection to the present transaction?:No.
18.Any other matters that need to be specified:None.

                                                                    EXHIBIT    3

Director of Chunghwa, Lai-Hsi Lee was replaced by Chiu-Kuei Huang, both are representatives for MoTC

Date of events:2003/09/26
Contents:
1.Date of occurrence of the change:2003/09/26
2.Name and resume of the replaced person:Lai-Hsi Lee, Director of Department of
  Labor Standards, Council of Labor Affairs, Executive Yuan
3.Name and resume of the replacement:Chiu-Kuei Huang, Director of Department of
  Labor Relationship
4.Reason for the change:According to the MoTC's official document, reference no.
  0920058083, the MoTC assigns the new Director of Department of Labor Relationship, Chiu- Kuei Huang, to replace Lai-Hsi Lee to hold a concurrent post as director of Chunghwa Telecom
5.Number of shares held by the new director or supervisor at the time of appointment:9,196,826,888 shares
6.Original term (From __________ to __________):2002/07/13~2005/07/12
7.Effective date of the new appointment:2003/09/26
8.Rate of change of directors/supervisors of the same term:0%
9.Any other matters that need to be specified:None.

                                                                    EXHIBIT    4

                                  Chunghwa Telecom

                                  October 9, 2003

This is to report  the  changes  or status of 1) Sales  volume 2) Funds  lent to
other  parties  3)   Endorsements   and   guarantees  4)  Financial   derivative
transactions for the period of September 2003

1)  Sales volume (NT$ Thousand)

-------------------------------------------------------------------------------
   Period           Items              2003         2002        Changes      %
-------------------------------------------------------------------------------
September        Invoice amount     18,023,183    17,894,653     128,530   0.72%
-------------------------------------------------------------------------------
Jan -September   Invoice amount    158,323,945   156,161,795   2,162,150   1.38%
-------------------------------------------------------------------------------
September        Net sales          15,452,103    15,233,415     218,688   1.44%
-------------------------------------------------------------------------------
Jan -September   Net sales         133,906,721   131,947,803   1,958,918   1.48%
-------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

--------------------------------------------------------------------------------
                            Balance as of period end
--------------------------------------------------------------------------------
                     This Month    Last Month              Limit of lending
--------------------------------------------------------------------------------
CHT                           0              0                                 0
--------------------------------------------------------------------------------
CHT's subsidiaries            0              0                                 0
--------------------------------------------------------------------------------

3)  Endorsements and guarantees (NT$ Thousand)

-----------------------------------------------------------------------------------------------------------------------
                                                Change in This Month   Balance as of period end   Limit of endorsements
-----------------------------------------------------------------------------------------------------------------------
CHT                                                                0                          0                       0
-----------------------------------------------------------------------------------------------------------------------
CHT's subsidiaries                                                 0                          0                       0
-----------------------------------------------------------------------------------------------------------------------
CHT endorses for subsidiaries                                                                 0                       0
-----------------------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for CHT                                                            0                       0
-----------------------------------------------------------------------------------------------------------------------
CHT endorses for PRC companies                                                                0                       0
-----------------------------------------------------------------------------------------------------------------------
CHT's subsidiaries endorse for PRC companies                                                  0                       0
-----------------------------------------------------------------------------------------------------------------------

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

--------------------------------------------------------------------------------
Underlying assets / liabilities                                              N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------

a-2 Hedging purpose (for the position of floating rate liabilities)

--------------------------------------------------------------------------------
Underlying assets / liabilities                                              N/A
--------------------------------------------------------------------------------
Financial instruments
--------------------------------------------------------------------------------
Realized profit (loss)
--------------------------------------------------------------------------------

b Trading purpose : None

                                                                    EXHIBIT    5

Financial Statements as of December 31, 2002 and September 30, 2003 (Unaudited) and for Three Months and Nine Months Ended September 30, 2002 and 2003 (Unaudited) - US GAAP

                Chunghwa Telecom Co., Ltd.

                Financial Statements as of December 31, 2002 and
                September 30, 2003 (Unaudited) and for
                Three Months and Nine Months Ended September 30,
                2002 and 2003 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS
(Amounts in Millions, Except Shares and Par Value Data)

---------------------------------------------------------------------------------------------------
                                                                                September 30
                                                          December 31,   --------------------------
ASSETS                                          Notes         2002          2003           2003
                                              ---------   ------------   ------------   -----------
                                                              NT$            NT$            US$
                                                                         (Unaudited)    (Unaudited)
                                                                                          (Note 3)
CURRENT ASSETS
   Cash and cash equivalents                  2,4,20      $      7,652   $      4,657   $       138
   Trade notes and accounts receivable--net    2,5              17,211         16,308           483
   Inventories                                2                  1,164          1,278            38
   Prepaid expenses                                                486          2,940            87
   Deferred income taxes                      2,16              16,845         16,855           499
   Other current assets                       6                  1,929          2,544            75
                                                          ------------   ------------   -----------
      Total current assets                                      45,287         44,582         1,320
                                                          ------------   ------------   -----------
INVESTMENTS IN UNCONSOLIDATED
  COMPANIES                                   2,7,20             3,727          3,389           100
                                                          ------------   ------------   -----------
PROPERTY, PLANT AND EQUIPMENT--Net            2,8,17,18        338,388        324,409         9,603
                                                          ------------   ------------   -----------
INTANGIBLE ASSETS
   Prepaid pension cost                       2,15              24,032         29,365           869
   3G license                                 2                 10,179         10,179           301
   Patents and computer software--net         2                    212            285             9
                                                          ------------   ------------   -----------
      Total intangible assets                                   34,423         39,829         1,179
                                                          ------------   ------------   -----------
OTHER ASSETS
   Deferred income taxes--non-current         2,16               3,464          3,045            90
   Other                                      20                 3,364          3,564           106
                                                          ------------   ------------   -----------
      Total other assets                                         6,828          6,609           196
                                                          ------------   ------------   -----------
TOTAL ASSETS                                              $    428,653   $    418,818   $    12,398
                                                          ============   ============   ===========

                                                                                September 30
                                                                         --------------------------
                                                          December 31,       2003           2003
LIABILITIES AND STOCKHOLDERS' EQUITY            Notes        2002             NT$            US$
                                              ---------   ------------   ------------   -----------
                                                              NT$         (Unaudited)   (Unaudited)
                                                                                         (Note 3)
CURRENT LIABILITIES
   Short-term bank loans                      9,20        $          -   $      8,500   $       252
   Commercial paper issued                    10,20                  -          4,999           148
   Trade notes and accounts payable                             11,217          9,039           267
   Income tax payable                         2,16               6,172          3,896           115
   Accrued expenses                           11                13,804         10,465           310
   Accrued pension liabilities                2,15              32,226         40,494         1,199
   Current portion of deferred income         2                  3,957          3,365           100
   Customers' deposits                        20                11,975         11,266           333
   Other current liabilities                  12,17             17,574         15,304           453
                                                          ------------   ------------   -----------
         Total current liabilities                              96,925        107,328         3,177
                                                          ------------   ------------   -----------
OTHER LIABILITIES
   Deferred income--net of current portion    2                 13,855         12,186           361
   Long-term loans                            13,20             17,700            700            21
   Other                                                           153            315             9
                                                          ------------   ------------   -----------
         Total other liabilities                                31,708         13,201           391
                                                          ------------   ------------   -----------
         Total liabilities                                     128,633        120,529         3,568
                                                          ------------   ------------   -----------
COMMITMENTS AND CONTINGENT LIABILITIES        18

STOCKHOLDERS' EQUITY                          14
   Capital stock--NT$10 (US$0.29) par value;
    authorized, issued and outstanding-
    -9,647,724,900 common shares                                96,477         96,477         2,856
   Capital surplus                                             133,862        134,380         3,978
   Retained earnings                                            69,681         67,432         1,996
                                                          ------------   ------------   -----------
         Total stockholders' equity                            300,020        298,289         8,830
                                                          ------------   ------------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $    428,653   $    418,818   $    12,398
                                                          ============   ============   ===========

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS
(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

======================================= ==========================================================================================
                                                    Three Months Ended September 30            Nine Months Ended September 30
                                               ----------------------------------------- -----------------------------------------
                                         Notes       2002          2003          2003          2002          2003          2003
                                         ----- ------------- ------------- ------------- ------------- ------------- -------------
                                                     NT$           NT$           US$           NT$           NT$           US$
                                                 (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
                                                                             (Note 3)                                    (Note 3)
SERVICE REVENUES                         2     $      46,476 $      46,459 $       1,375 $     133,948 $     136,369 $       4,037
                                               ------------- ------------- ------------- ------------- ------------- -------------
OPERATING COSTS AND EXPENSES             2
   Costs of services, excluding
    depreciation and amortization                     14,471        14,623           433        41,555        42,776         1,266
   Marketing, excluding depreciation
    and amortization                     2             4,904         4,584           136        11,988        13,922           412
   General and administrative,
    excluding depreciation
    and amortization                                     548           631            19         1,983         2,004            59
   Research and development, excluding
    depreciation and amortization        2               577           586            17         1,731         1,788            53
   Depreciation and amortization--cost
    of services                                        9,463         9,805           290        28,397        29,439           872
   Depreciation and amortization--
    operating expense                                    596           610            18         1,798         1,890            56
                                               ------------- ------------- ------------- ------------- ------------- -------------
      Total operating costs and
       expenses                                       30,559        30,839           913        87,452        91,819         2,718
                                               ------------- ------------- ------------- ------------- ------------- -------------
INCOME FROM OPERATIONS                                15,917        15,620           462        46,496        44,550         1,319
                                               ------------- ------------- ------------- ------------- ------------- -------------
OTHER INCOME
   Interest                                               56            28             1           141            74             2
   Other income                                          521           394            12         1,743         1,520            45
                                               ------------- ------------- ------------- ------------- ------------- -------------
      Total other income                                 577           422            13         1,884         1,594            47
                                               ------------- ------------- ------------- ------------- ------------- -------------
OTHER EXPENSES
   Interest                                               74            12             1           146            34             1
   Equity in net loss of
    unconsolidated companies             2,7             207            36             1            95           104             3
   Other expense                                         220           287             8           520           413            12
                                               ------------- ------------- ------------- ------------- ------------- -------------
      Total other expenses                               501           335            10           761           551            16
                                               ------------- ------------- ------------- ------------- ------------- -------------
INCOME BEFORE INCOME TAX                              15,993        15,707           465        47,619        45,593         1,350

INCOME TAX                               2,16          3,794         3,362           100        10,217         9,251           274
                                               ------------- ------------- ------------- ------------- ------------- -------------
NET INCOME                                     $      12,199 $      12,345 $         365 $      37,402 $      36,342 $       1,076
                                               ============= ============= ============= ============= ============= =============
NET INCOME PER SHARE                     2     $        1.26 $        1.28 $        0.04 $        3.88 $        3.77 $        0.11
                                               ============= ============= ============= ============= ============= =============

WEIGHTED-AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                            9,647,724,900 9,647,724,900 9,647,724,900 9,647,724,900 9,647,724,900 9,647,724,900
                                               ============= ============= ============= ============= ============= =============
NET INCOME PER PRO FORMA EQUIVALENT
 ADS                                     2     $       12.64 $       12.80 $        0.38 $       38.77 $       37.67 $        1.12
                                               ============= ============= ============= ============= ============= =============
WEIGHTED-AVERAGE NUMBER OF PRO
 FORMA EQUIVALENT ADSs OUTSTANDING               964,772,490   964,772,490   964,772,490   964,772,490   964,772,490   964,772,490
                                               ============= ============= ============= ============= ============= =============

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in Millions, Except Shares Data)

===================================================================================================================================
                                           Capital Stock                                Retained Earnings
                                      -----------------------             ------------------------------------------
                                                                                                 Unappro-                 Total
                                       Common                   Capital     Legal     Special    -priated             Stockholders'
                                       shares         Amount    Surplus    reserve    reserve    earnings     Total      Equity
                                      -------------  --------  ---------  ---------  ---------  ----------  --------  -------------
                                                        NT$       NT$         NT$        NT$        NT$        NT$         NT$
BALANCE, DECEMBER 31, 2001 (IN NT$)   9,647,724,900  $ 96,477  $ 133,820  $  21,379  $   2,675  $   35,306  $ 59,360  $     289,657

Additional capital contributed by
 government                                      --        --         22         --         --          --        --             22

Appropriations and distributions of
 2001 earnings:
   Legal reserve                                 --        --         --      3,727         -- (     3,727)       --              -
   Cash dividends                                --        --         --         --         -- (    33,767)(  33,767)(       33,767)

Additional capital contributed by
 government                                      --        --         10         --         --          --        --             10

Net income for the nine months
 ended September 30, 2002                        --        --         --         --         --      37,402    37,402         37,402
                                      -------------  --------  ---------  ---------  --------- -----------  --------  -------------
BALANCE, SEPTEMBER 30, 2002
 (IN NT$) (UNAUDITED)                 9,647,724,900  $ 96,477  $ 133,852  $  25,106  $   2,675  $   35,214  $ 62,995  $     293,324
                                      =============  ========  =========  =========  =========  ==========  ========  =============
BALANCE, DECEMBER 31, 2002 (IN NT$)   9,647,724,900  $ 96,477  $ 133,862  $  25,106  $   2,675  $   41,900  $ 69,681  $     300,020

Additional capital contributed by
 government                                      --        --         25         --         --          --        --             25

Additional capital contributed by
 the MOTC through selling shares to
 employees at a discounted price                 --        --        463         --         --          --        --            463

Appropriations and distributions of
 2002 earnings:
   Legal reserve                                 --        --         --      4,331         -- (     4,331)       --             --
   Dividends declared                            --        --         --         --         -- (    38,591)(  38,591)(       38,591)

Additional capital contributed by
 government                                      --        --         30         --         --          --        --             30

Net income for the nine months
 ended September 30, 2003                        --        --         --         --         --      36,342    36,342         36,342
                                      -------------  --------  ---------  ---------  --------- -----------  -------- --------------
BALANCE, SEPTEMBER 30, 2003
 (IN NT$) (UNAUDITED)                 9,647,724,900  $ 96,477  $ 134,380  $  29,437  $   2,675  $   35,320  $ 67,432  $     298,289
                                      =============  ========  =========  =========  ========= ===========  ======== ==============
BALANCE, SEPTEMBER 30, 2003
 (IN US$) (UNAUDITED) (Note 3)        9,647,724,900  $  2,856  $   3,978  $     871  $      79  $    1,046  $  1,996  $       8,830
                                      =============  ========  =========  =========  ========= ===========  ======== ==============

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS
(Amounts in Millions)

--------------------------------------------------------------------------------------------------------
                                                                      Nine Months Ended September 30
                                                                 ---------------------------------------
                                                                    2002          2003          2003
                                                                 -----------   -----------   -----------
                                                                     NT$          NT$           US$
                                                                 (Unaudited)   (Unaudited)   (Unaudited)
                                                                                               (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                    $    37,402   $    36,342   $     1,076
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for doubtful accounts                                  1,721         2,331            69
      Depreciation and amortization                                   30,195        31,329           898
      Net loss on disposal of scrap inventories and property,
       plant and equipment                                               122            80             3
      Equity in net loss of unconsolidated companies                      95           104             3
      Stock compensation expenses for shares issued to
       employee at a discounted                                           --           463            14
      Deferred income taxes                                              619           409            12
      Changes in operating assets and liabilities:
         Decrease (increase) in:
            Trade notes and accounts receivable                 (      1,750) (      1,366) (         40)
            Inventories                                         (      2,617) (      2,174) (         64)
            Prepaid expenses                                    (      2,314) (      2,454) (         73)
            Other current assets                                         434  (        677) (         20)
            Other assets                                               1,156  (        282) (          8)
         Increase (decrease) in:
            Trade notes and accounts payable                    (      3,338) (        118) (          3)
            Income tax payable                                           821  (      2,276) (         67)
            Accrued expenses                                    (      4,810) (      3,339) (         99)
            Customers' deposits                                 (        781) (        709) (         21)
            Other current liabilities                                  1,229  (      2,296) (         38)
            Accrued pension liabilities                                2,670         2,935            87
            Deferred income                                     (      2,336) (      2,261) (         70)
            Other liabilities                                   (         14)          162             5
                                                                ------------  ------------  ------------
         Net cash provided by operating activities                    58,504        56,203         1,664
                                                                ------------  ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of investments in unconsolidated companies       (      2,000)           --            --
   Proceeds from disposal of investments in unconsolidated
    companies                                                             --           234             7
   Acquisitions of property, plant and equipment                (     26,038) (     17,359) (        514)
   Proceeds from disposal of property, plant and equipment               282           153             5
   Payment on 3G license                                        (     10,179)           --            --
   Acquisitions of patents and computer software                (         83) (         83) (          6)
                                                                ------------  ------------  ------------
         Net cash used in investing activities                  (     38,018) (     17,161) (        508)
                                                                ------------  ------------  ------------

                                                                     (Continued)

                                                                     Nine Months Ended September 30
                                                                 ---------------------------------------
                                                                    2002           2003         2003
                                                                 -----------   -----------   -----------
                                                                     NT$            NT$          US$
                                                                 (Unaudited)   (Unaudited)   (Unaudited)
                                                                                               (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term loans--net                           $     7,500   $     8,500   $       252
   Commercial paper issued                                                --         4,999           148
   Proceeds from long-term loans                                      31,700            --            --
   Payments on principal of long-term loans                     (     27,000) (     17,000) (        503)
   Cash dividends paid                                          (     33,767) (     38,591) (      1,143)
   Additional capital contributed by government                           32            55             2
                                                                ------------  ------------  ------------
         Net cash used in financing activities                  (     21,535) (     42,037) (      1,244)
                                                                ------------  ------------  ------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                       (      1,049) (      2,995) (         88)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         4,643         7,652           226
                                                                ------------  ------------  ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $     3,594   $     4,657   $       138
                                                                ============  ============  ============
SUPPLEMENTAL INFORMATION
   Interest paid                                                 $       113   $        91   $         3
                                                                ============  ============  ============
   Income tax paid                                               $     8,778   $    11,116   $       329
                                                                ============  ============  ============

The accompanying notes are an integral part of the
financial statements.                                                (Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS
(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)
================================================================================

1.   GENERAL

     Chunghwa Telecom Co., Ltd. ("Chunghwa" or "the Company") was incorporated on July 1, 1996 in the Republic of China ("ROC") pursuant to the Telecommunications Act No. 30. The company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications ("MOTC"). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications ("DGT"). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

     As a "dominant telecommunications service provider" of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

     The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company's common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings in August 2000, in September 2000, in June 2001, in December 2002, and in March 2003, in April 2003, and in July 2003. Certain of the Company's common shares were also sold to its employees in October 2000, October 2001, November 2002, January 2003, April 2003, and June 2003. Certain of the Company's common shares were also sold in an international offering of securities in the form of American Depository Shares ("ADS") in July 2003. In addition, the MOTC intends to sell certain of the Company's common shares in the ROC and throughout the process to the Company's employees. The MOTC owns 65.99% shares of the Company as of October 14, 2003.

     The Company's common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The Company maintains its accounting books and records based on the ROC Government regulations and generally accepted accounting principles in the ROC ("ROC GAAP"). The accompanying financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States ("US GAAP").

     The financial statements as of September 30, 2003 and for the three and nine months ended September 30, 2002 and 2003 included herein are unaudited and have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission(the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of results for the interim periods have been made. The results of the Company for interim periods are not necessarily indicative of results of the Company to be expected for the full fiscal year.

     Use of Estimates

     The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

     Foreign Currency Transactions

     The functional currency of the Company is the local currency, the New Taiwan dollar (NT$). Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the "foreign currency") are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

     a. Long-term stock investments accounted for by the equity method--as cumulative translation adjustment under stockholders' equity.

     b.  Other assets and liabilities--credited or charged to current income.

     Cash Equivalents

     Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

     Inventories

     Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

     Investments in Unconsolidated Companies

     Investments in shares of stock in companies where the Company exercises significant influence over their operating and financial policy decisions are accounted for using the equity method. The difference between the investment cost and the Company's proportionate share in the net assets of the investee at the date of acquisition is amortized using the straight-line method over five years, which difference is fully amortized. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company's portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

     Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

     The costs of investments sold are determined using the weighted-average method.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets' estimated useful life using the straight-line method.

     The estimated useful lives are as follows:

                                                   Useful Life (Years)
                                                   -------------------
Buildings and improvements                                10-60
Telecommunications equipment:
   Transmission equipment                                  9-15
   Exchange equipment                                      6-12
Miscellaneous equipment                                    3-10

     Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

     Losses incurred for the sale or disposal of property, plant and equipment are recorded as costs of services.

     Valuation of Long-lived Assets

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset. No impairment charge was recorded throughout the periods presented in the accompanying financial statements.

     3G License

     This is the amount paid by the Company to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication--2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the "3G concession"). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The concession is valid from the issue date to December 31, 2004. The Company may apply to extend this date by one year with approval from the MOTC. The holder of the concession must then obtain a network construction permit from the Directorate General of Telecommunications (the "DGT", the regulator of the telecommunication industry). Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees will be amortized on a straight-line basis from the date operations commence through the date the license expires. The 3G Concession cost is currently subject to testing under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets".

     Patents and Computer Software

     Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the three months ended September 30, 2002 and 2003 were NT$27 million (unaudited ) and NT$44 million (unaudited), respectively, and NT$85 million (unaudited) and NT$116 million (unaudited) for the nine months ended September 30, 2002 and 2003, respectively. Accumulated amortization was NT$659 as of December 31, 2002, and NT$775 (unaudited) as of September 30, 2003, respectively.

     Deferred Income

     Deferred income represents one-time connection fees received from subscribers. The deferred income is recognized over the average expected customer service periods.

     The average expected customer service periods (in years) are as follows:

                                            As of September 30
                                            ------------------
                                              2002      2003
                                            --------   -------
Fixed-line                                     14        13
Cellular                                        6         6
Paging                                          2         2
Internet                                        3         3

     Revenue Recognition

     The Company evaluates revenue recognition for its transactions using the SEC Staff Accounting Bulletin ("SAB") No. 103, Topic 13, "Revenue Recognition".

     The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms. The Company had accrued unbilled revenues for services provided amounting to NT$1,265 million as of December 31, 2002, and NT$1,191 million (unaudited) as of September 30, 2003, and are included in accounts receivable in the accompanying balance sheets.

     Other revenues are recognized as follows: (a) one-time subscriber connection fees are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless (cellular and paging) and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

     Concentrations

     For all periods presented, no individual customer or supplier constituted more than 10% of the Company's revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company's operations. The Company invests its cash with several high-quality financial institutions.

     Pension Costs

     Pension costs are recorded on the basis of actuarial calculations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87--"Employers' Accounting for Pensions" and are disclosed in accordance with SFAS No. 132--"Employers' Disclosures about Pensions and Other Postretirement Benefits". As a foreign registrant, the Company adopted SFAS No. 87 on July 1, 1996 since it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company has allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

     Advertising and Promotional Expenses

     Advertising and promotional expenses are charged to income as incurred. These expenses were NT$338 million (unaudited) and NT$520million (unaudited) for the three months ended September 30, 2002 and 2003, respectively, and NT$824 million (unaudited) and NT$1,032 million (unaudited) for the nine months ended September 30, 2002 and 2003, respectively.

     Research and Development Costs

     Research and development costs are charged to income as incurred.

     Employee Stock Compensation

     In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

     Income Tax

     The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

     Income taxes on undistributed earnings (10%) generated after 1998 are recorded as expense in the current year.

     Comprehensive Income

     Comprehensive income includes all changes in equity (net assets) during a period from sources other than the stockholders. The balance of comprehensive income is zero for all balance sheet dates presented.

     Net Income Per Share and Per Pro Forma Equivalent ADS

     Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per pro forma equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS is expected to represent ten common shares.

     Recent Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. The Company assessed the impact of the adoption as required on January 1, 2003 of this standard and believes that there is no material impact on the accompanying financial statements.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be measured at fair value and recorded when it meets the definition of a liability in FASB Concepts Statement No. 6, "Elements of Financial Statements". SFAS No. 146 superceded EITF No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain Costs Incurred in Restructuring)", which required recognition of a liability for costs associated with an exit or disposal activity when the company committed to an exit/disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Restatement of prior periods is not required. SFAS No. 146 applies to future restructuring activities and the application of SFAS No. 146 has no impact on the accompanying financial statements.

     In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. There was no material impact on the accompanying financial statements.

     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities -- an Interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN No. 46 requires the primary beneficiary to consolidate a variable interest entity if it has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the entity obtains an interest after that date. For variable interest entities acquired before February 1, 2003, the effective date for the Company is December 31, 2003. The Company does not expect application to have a material impact on the accompanying financial statements.

     In November 2002, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria, they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition, but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe there will be a significant impact of this consensus on its results of operations, financial position and cash flows.

     In January 2003, the EITF reached a consensus on EITF 02-18, "Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition." This consensus states that if an additional investment, in whole or in part, represents the funding of prior losses for an equity-method investee, the investor should recognize the previously suspended losses. This determination would be based on various factors including whether the investment results in an increased ownership percentage, the fair value of the consideration received is equivalent to the consideration paid and whether the investment is acquired from a third party or directly from an investee. If any of these provisions are met, the additional investment would generally not be considered as funding prior losses. When appropriate to recognize prior losses, the amount recognized would be limited to the amount of the additional investment determined to represent the funding of prior losses. The consensus will be effective for additional investments made after February 5, 2003. There has been no significant impact to the Company's results of operations, financial position and cash flows since the effective date of this consensus.

     In April 2003, the FASB issued SFAS No. 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003. The Company has not entered into any contracts or modified any contracts. Accordingly, the adoption of SFAS No. 149 does not have a material impact on the accompanying financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatory redeemable. The Company does not expect the adoption of SFAS No. 150 to have a significant impact on its financial statements.

3.   U.S. DOLLAR AMOUNTS

     The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2003, which was NT$33.78 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

                                                    December 31,   September 30,
                                                       2002            2003
                                                   -------------   -------------
                                                        NT$             NT$
                                                                    (Unaudited)

Cash and bank deposits                             $       2,460   $       3,258
Commercial paper purchased                                 5,192           1,399
                                                   -------------   -------------
Total                                              $       7,652   $       4,657
                                                   =============   =============

5.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The changes in this account is summarized as follows:

                                                      Nine Months Ended
                                                         September 30
                                                  -------------------------
                                                     2002          2003
                                                  -----------   -----------
                                                      NT$          NT$
                                                                (Unaudited)

Balance, beginning of period                       $    5,008    $    7,505
Provision for doubtful accounts                         1,721         2,269
Accounts receivable written off                   (     1,324)  (     1,897)
                                                  -----------   -----------
Balance, end of period                             $    5,405    $    7,877
                                                  ===========   ===========

6.   OTHER CURRENT ASSETS

                                                  December 31,   September 30,
                                                     2002            2003
                                                  ------------   -------------
                                                      NT$             NT$
                                                                  (Unaudited)

Other receivables--net                            $      1,800   $       1,998
Prepayments                                                 52             464
Miscellaneous                                               77              82
                                                  ------------   -------------
                                                  $      1,929   $       2,544
                                                  ============   =============

7.   INVESTMENTS IN UNCONSOLIDATED COMPANIES

     The investments in unconsolidated companies comprise the following:

                                                          December 31, 2002     September 30, 2003
                                                        --------------------   --------------------
                                                                      % of                   % of
                                                         Carrying    Owner-     Carrying    Owner-
                                                          Value       ship       Value       Ship
                                                        ----------   -------   ----------   -------
                                                           NT$                    NT$
                                                                               (Unaudited)
Equity investees:
   Taiwan International Standard Electronics ("TISE")   $      435        40   $       339       40
   Chunghwa Investment ("CHI")                                 982        49           974       49
                                                        ----------             -----------
                                                             1,417                   1,313
                                                        ----------             -----------
Cost investees:
   Taipei Financial Center ("TFC")                           2,000        12         2,000       12
   Lucent Technologies Taiwan Telecom ("Lucent")               234        15            --       --
   RPTI International ("RPTI")                                  71        12            71       12
   Siemens Telecommunication Systems ("Siemens")                 5        15             5       15
                                                        ----------             -----------
                                                             2,310                   2,076
                                                        ----------             -----------
                                                        $    3,727             $     3,389
                                                        ==========             ===========

     TISE designs, manufactures and sells telecommunications equip ment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months and nine months ended September 30, 2002 and 2003, respectively.

     CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months and nine months ended September 30, 2002 and 2003, respectively.

     The investments in TFC, RPTI and Siemens have no quoted market values and are carried at their original costs which approximates fair value. The investment in Lucent was sold at its carrying value in June 2003.

8.   PROPERTY, PLANT AND EQUIPMENT--NET

                                                 December 31,    September 30,
                                                     2002            2003
                                                --------------   --------------
                                                      NT$              NT$
                                                                   (Unaudited)
Cost
   Land                                         $       42,142   $       42,307
   Buildings and improvement                            51,528           53,667
   Telecommunications equipment                        594,786          610,648
   Miscellaneous equipment                              26,931           24,060
                                                --------------   --------------
   Subtotal                                            715,387          730,682
                                                --------------   --------------
Accumulated depreciation
   Buildings and improvement                            10,154           10,980
   Telecommunications equipment                        395,791          414,617
   Miscellaneous equipment                              19,732           17,294
                                                --------------   --------------
   Subtotal                                            425,677          442,891
                                                --------------   --------------
Construction in progress                                48,582           35,209
                                                --------------   --------------
Advances related to acquisitions of equipment               96            1,409
                                                --------------   --------------
Property, plant and equipment--net              $      338,388   $      324,409
                                                ==============   ==============

     On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC's Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with carrying value of NT$53,895 million. Those properties, as of that date, were registered in the name of the ROC's National Properties Bureau ("NPB"). As the number of the Company's properties is large, management has begun the process of registering the titles to the properties in the name of the Company. The process has been delayed due to the requirement of rezoning a small number of currently-classified agricultural and industrial zoned property to telecommunication or special purpose property prior to the approval of title transfer by the Executive Yuan. As of December 31, 2002 and September 30, 2003, titles to land and buildings with carrying value of NT$617 million and NT$449 million (unaudited) were still in the name of the NPB.

     The Company carries insurance on certain buildings and certain telecom equipment with carrying value of NT$7,871 million and NT$7,158 million (unaudited) as of December 31, 2002 and September 30, 2003, respectively. The Company does not carry comprehensive insurance on all properties.

9.   SHORT-TERM BANK LOANS

     Short-term bank loans typically bear fixed annual interest rates ranging from 0.82% to 0.90%.

10.  COMMERCIAL PAPER ISSUED

     Commercial paper was issued in August 2003 with an aggregate face value of NT$5,000 million, at annual discount rates 0.54% to 0.63%.

11.  ACCRUED EXPENSES

                                               December 31,     September 30,
                                                   2002            2003
                                              --------------   --------------
                                                    NT$             NT$
                                                                (Unaudited)

Accrued compensation                          $        8,862   $        6,887
Accrued franchise fees                                 2,369            1,817
Other accrued expenses                                 2,573            1,761
                                              --------------   --------------
Total                                         $       13,804   $       10,465
                                              ==============   ==============

12.  OTHER CURRENT LIABILITIES

                                               December 31,     September 30,
                                                   2002            2003
                                              --------------   --------------
                                                   NT$              NT$
                                                                (Unaudited)

Advances from subscribers                     $        5,897   $        6,229
Payables to construction suppliers                     4,075            1,155
Amounts collected from subscribers in trust
 for others                                            3,443            3,693
Payable to equipment suppliers                         1,933            1,379
Miscellaneous                                          2,226            2,848
                                              --------------   --------------
Total                                         $       17,574   $       15,304
                                              ==============   ==============

13.  LONG-TERM LOANS

     Long-term loans consist of the following:

                                               December 31,     September 30,
                                                   2002            2003
                                              --------------   --------------
                                                    NT$              NT$
                                                                (Unaudited)

Syndicated Loan                               $       17,000   $           --
Common Tunnel Fund                                       700              700
                                              --------------   --------------
Total                                         $       17,700   $          700
                                              ==============   ==============

     The Syndicated Loans were obtained pursuant to long-term loan agreements with several banks that allow the Company to obtain unsecured credit until December 16, 2005. The aggregate outstanding principal amounts as of December 31, 2002 (consisting of three separate loans of NT$8 billion, NT$7 billion and NT$2 billion) are due on December 16, 2005. These loans bear fixed annual interest rates ranging from 1.58% to 1.70% for the years ended December 31, 2002. During the first quarter, 2003 the Company repaid NT$17 billion of all the outstanding balances of these syndicated loans.

     The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of December 31, 2002 and September 30, 2003 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

14.  STOCKHOLDERS' EQUITY

     Under the Company's Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares. Company's Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares. The MOTC, as the holder of those preferred shares, needs to consent on any change in the name of the Company, change in the scope of the business of the Company and any transfer of a substantial portion of the Company's business or property. In addition, the holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

     Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations. As of December 31, 2002, the amount of retained earnings available for dividends was NT$43,570 million and was based on earnings as determined using ROC government regulations.

     In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. In addition, if the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

     Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

     The MOTC, as part of the privatization plan of the Company, offered for sale to both corporate and individual investors 289,431,000 common shares of the Company between the period from August 16, 2000 to August 19, 2000 through an auction whereby the minimum price per share was set at NT$104. The minimum price was set on July 20, 2000 by an evaluation committee designated by the MOTC. The actual number sold was 206,627,000 common shares of the Company at an average price of approximately NT$109 per share for total proceeds of NT$22,549 million.

     From September 6, 2000 to September 14, 2000, the MOTC offered for sale to individual investors 1,334,982,000 common shares of the Company at NT$104 per share, of which only 65,832,000 common shares were sold for total proceeds of NT$6,847 million.

     From June 7, 2001 to June 20, 2001, the MOTC offered for sale to both corporate and individual investors 482,386,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$57.00 and NT$60.50. The MOTC sold 173,484,000 common shares for total proceeds of NT$9,950 million.

     On December 25, 2002, the MOTC offered and sold to corporate investors 1,300,000,000 common shares of the Company at NT$50.30 per share for total proceeds of NT$65,390 million.

     From March 3, 2003 to March 5, 2003, the MOTC offered for sale to both corporate and individual investors 100,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$51 and NT$52. The MOTC sold 7,424,000 common shares for total proceeds of NT$380 million.

     From April 10, 2003 to April 16, 2003, the MOTC offered for sale to both corporate and individual investors 500,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$49 and NT$50. The MOTC sold 165,830,000 common shares for total proceeds of NT$8,276 million.

     On July 17, 2003, the MOTC offered for sale to both corporate and individual investors 200,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set at NT$49. The MOTC sold 200,000,000 common shares for total proceeds of NT$9,800 million.

     The MOTC, as a part of privatization plan of the Company, offered for sale in the form of American Depository Shares ("ADS") 96,500,000 shares on July 17, 2003 and 14,475,000 shares on July 24, 2003 (one ADS represents ten common shares) whereby the price per ADS was set at US$14.24 (NT$49 per common share). The MOTC sold 110,975,000 ADSs, representing 1,109,750,000 common shares, for total proceeds of US$1,580 million (NT$54,307 million).

     The MOTC, in connection with the privatization plan of the Company, sold, at discounted prices, to employees 3,051,786 shares from October 12, 2000 to October 16, 2000, 683,455 shares from October 4, 2001 to October 8, 2001, 40,856,440 shares from January 15, 2003 to January 24, 2003, 215,251 shares from April 2, 2003 to April 4, 2003 and 4,806,292 shares from June 2, 2003 to June 6, 2003 for total consideration of NT$255 million, NT$28 million, NT$1,645 million, NT$9 million and NT$189 million, respectively. The terms of the offers for the share purchases provided that substantially all full-time employees meeting limited employment qualifications may participate on an equitable basis taking into account service years, rank, level, salary and position, and performance. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were offered and sold at a price similar to the price for those common shares sold to individual and corporate investors, which were NT$104, NT$51.20, NT$50.30, NT$51 and NT$49 per share, respectively. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the "holding periods"), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$53 million (unaudited) and NT$463 million (unaudited) as compensation expense for the three months and six months ended June 30, 2003 for the shares purchased by employees in 2003 that were subject to a discount. In addition, the MOTC sold 1,000,004 common shares, 10,424 common shares, 1,373,151 common shares, 7,481 common shares and 67,035 common shares to employees at their undiscounted price of NT$104 per share, NT$51.20 per share, NT$50.30 per share, NT$51 per share and NT$49 per share, respectively, for total consideration of NT$104 million, NT$1 million, NT$69 million, NT$0.4 million and NT$3 million, respectively.

     The MOTC, in connection with the compensation of the employees, sold to employees 209,337 shares from October 29, 2001 to November 7, 2001 and 293,589 shares from November 1, 2002 to November 7, 2002 for total consideration of NT$2 million and NT$3 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods.

15.  PENSION PLAN

     At the time of its incorporation on July 1, 1996, the Company continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as "Plan A") covers civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as "Plan B") covers all other employees of the Company (hereinafter referred to as "non-civil service eligible employees"). The adoption of two pension plans is necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

     Plan A provides benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as "pensionable salary"), and (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provides benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A is funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B is funded at an amount equivalent to 2% to 15% of the monthly salary.

     The Company adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to shareholders' equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years and seventeen years for civil service eligible employees and non-civil service eligible employees, respectively.

     On June 23, 1997, the Council for Economic Planning and Development of the ROC Government officially instructed the Company to complete its privatization by June 30, 2001. Effective on the privatization date, except for those who will have reached the mandatory retirement age (the age of 65 for Plan A participants and age 60 for Plan B participants) by that day, employees will receive pension benefit payments calculated in accordance with the Guidelines on Payments of Severance Benefits to Employees of State-Owned Enterprises ("Guidelines"), as required by the ROC Government for state-owned enterprises instructed to undergo privatization plans. The employees not covered by the Guidelines will continue to receive benefits either as Plan A or Plan B participants.

     Under the Guidelines, the Company was to pay all benefit payments on June 30, 2001, the initial expected date of privatization, to settle all employees' past service costs under the existing plans. On the actual privatization date, a replacement plan with substantially the same provisions will be put in place. The settlement benefit payments, regardless of the respective original plan participation, will be as follows: (a) employees who will voluntarily leave the Company on the privatization date (hereinafter referred to as "separated employees") will receive a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the "additional separation payments"); (b) employees who opt to remain with the privatized company after the privatization date (hereinafter referred to as "privatized company employees") will receive an amount equivalent to those received by the separated employees without the additional separation payments; and (c) privatized company employees who are involuntarily terminated by the Company within five years from the date of privatization (hereinafter referred to as "redundant employees") will receive redundancy benefits equivalent to the amount computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as "redundancy benefit payments"). The six-month portion of the additional separation payments and the redundancy benefit payments will be paid by the MOTC and the one-month portion will be paid by the Company.

     The unrecognized prior service costs, which amounted to NT$30,018 million, related to the increased benefits provided under the plan amendment described in the preceding paragraph were amortized through June 30, 2001. The unrecognized prior service costs associated with the plan amendment exclude any costs expected to be incurred for the additional separation payments or redundancy benefit payments. The additional separation payments under the Guidelines are accounted for as special termination benefits and will be recognized in the period when the employee accepts the offer while the redundancy benefit payments will be recognized in the period management has approved a plan of termination.

     On December 2, 1999, in order to increase operational efficiency, the Company approved a Special Retirement Incentive Program ("Program"). The employees eligible under the Program, except those who would have reached the mandatory retirement age during its effectiveness, are those: (a) who have worked with the Company for at least five years and who are at least 60 years of age, (b) who have worked with the Company for at least 25 years, (c) who have worked with the Company for at least fifteen years and who are at least 55 years of age, (d) who are at least 45 years old, (e) who are unable to return to work after an extended illness, and (f) special cases approved by a special committee. The Program allowed eligible employees who elected to voluntarily leave the Company between the period from June 1, 2000 through June 30, 2001 to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until June 30, 2001 was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income upon the employees acceptance of the terms of the Program. The Company recognized termination benefits of NT$2,284 for the year ended June 30, 2000 and NT$2,413 million for the year ended December 31, 2001. No employee accepted the terms of the Program during the six months ended December 31, 2000.

     On November 14, 2000, the Statute of Chunghwa Telecom Co. Ltd. was amended to effectively adjust the salaries of certain civil service eligible employees, which adjustment should be completed at least six months prior to the privatization. In addition, the service years as contractual employees rendered prior to the incorporation of the Company on July 1, 1996 is included in determining the total service years of certain employees for purposes of determining the benefit obligation under the Plan. The change in benefit obligation attributable to the salary adjustment has been accounted for as an actuarial loss while the change in the benefit obligation attributable to the recognition of additional service years as contractual employees, which approximated NT$785 million, was accounted for as unrecognized prior service cost.

     On December 31, 2000, the Legislative Yuan approved the ROC Government Budget for the calendar year 2001 (the "Budget"). The Budget assumed that the proceeds from the privatization of the Company would be in the fourth quarter of the calendar year 2001, thereby formalizing the ROC Government's approval to delay the privatization. The MOTC also instructed the Company to complete its privatization by December 31, 2001. The change in the privatization date to December 31, 2001 was viewed as a change in the plan assumption, and, accordingly, the resulting adjustment in the projected benefit obligation approximated NT$680 million and was accounted for as an actuarial gain.

     The privatization of the Company was not completed on December 31, 2001 primarily a result of unfavorable conditions in the capital markets. The MOTC has informed the Company by a letter sent on December 28, 2001 that the new target privatization date is December 31, 2003. The Company will account for the change in the privatization date also as a change in the assumption with the resulting adjustment in the projected benefit obligation accounted for as an actuarial gain.

     In addition, pursuant to a regulation issued by the Executive Yuan, the obligation related to annuity payments due after the date of privatization for Plan A participants who retire prior to that date will be borne by the MOTC. Such amounts have been included in the Company's pension computation as of December 31, 2002 and September 30, 2003. Upon privatization, the portion of liabilities that will be taken over by the MOTC will be accounted for as donated capital and recorded in stockholders' equity.

     Pension costs amounted to NT$1,024 million (unaudited) and NT$1,034 million (unaudited) for the three months ended September 30, 2002 and 2003, respectively, and NT$3,039 million (unaudited) and NT$3,103 million (unaudited) for the nine months ended September 30, 2002 and 2003, respectively. The Company's contributions to the retirement plan were NT$53 million (unaudited) and NT$55 million (unaudited) for the three months ended September 30, 2002 and 2003, respectively, and NT$369 million (unaudited) and NT$168 million (unaudited) for the nine months ended September 30, 2002 and 2003, respectively.

16.  INCOME TAX

     The components of income tax are as follows:

                       Three Months Ended           Nine Months Ended
                           September 30                September 30
                     ------------------------    ------------------------
                       2002          2003          2002          2003
                     ----------    ----------    ----------    ----------
                        NT$           NT$           NT$           NT$
                           (Unaudited)                 (Unaudited)
Current              $    4,794    $    4,018    $   10,835    $    9,661
Deferred            (     1,000)  (       656)  (       618)  (       410)
                    -----------   -----------   -----------   -----------
                     $    3,794    $    3,362    $   10,217    $    9,251
                    ===========   ===========   ===========   ===========

     A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

                                                       Three Months Ended           Nine Months Ended
                                                          September 30                 September 30
                                                    -------------------------   -------------------------
                                                       2002          2003          2002          2003
                                                    -----------    ----------   -----------   -----------
                                                        NT$           NT$           NT$           NT$
                                                    (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
Income tax expense computed at statutory tax rate    $    3,998    $    3,927    $   11,905    $   11,398
Permanent differences                                        11   (        45)  (       110)  (        15)
Investment tax credit                               (       601)  (       535)  (     1,711)  (     2,095)
Other                                                       386            15           133   (        37)
                                                    -----------   -----------   -----------   -----------
Income tax expense                                   $    3,794    $    3,362    $   10,217    $    9,251
                                                    ===========   ===========   ===========   ===========


     Upon privatization in the period when the government's ownership percentage falls below 50%, the Company will continue to be subject to a 10% tax on its undistributed earnings as required by the Income Tax Law of the ROC. As the Company is currently and has historically been required under government regulations to distribute all its earnings within six months subsequent to year end, it has been required to pay a minimal amount of tax under this regulation. For ROC GAAP purposes, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained and the liability is incurred.

     Permanent differences consist primarily of tax-exempt income from the sale of marketable securities and interest income on commercial paper purchased, which are subject to a separate income tax rate of 20%.

     Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

                                                  December 31,     September 30,
                                                      2002             2003
                                                 --------------   --------------
                                                       NT$              NT$
                                                                   (Unaudited)
Current:
   Provision for doubtful accounts               $        1,688   $        1,614
   Deferred income                                          989              841
   Accrued pension costs                                 14,823           15,066
   Prepaid card revenues (related liability is
    included in "other current liabilities")                915              867
   Other--net                                               145              108
                                                 --------------   --------------
                                                         18,560           18,496
   Less--valuation allowance                              1,715            1,641
                                                 --------------   --------------
                                                 $       16,845   $       16,855
                                                 ==============   ==============
Non-current:
   Deferred income                               $        3,442   $        3,028
   Other                                                  1,091            1,038
                                                 --------------   --------------
                                                          4,533            4,066
   Less--valuation allowance                              1,069            1,021
                                                 --------------   --------------
                                                 $        3,464   $        3,045
                                                 ==============   ==============

     The above deferred income tax assets were computed based on a tax rate of 25%. A portion of the amount included in other relates to the timing differences between US GAAP reporting and the taxable base for the 10% undistributed earnings tax. These differences are computed based on a tax rate of 10%.

17.  TRANSACTIONS WITH RELATED PARTIES

     As the Company is a state-owned enterprise, the ROC Government is one of the Company's largest customers. The Company provides fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm's-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

     In addition, the Company acquired from TISE, an equity investee, several telecommunications exchange facilities and related supplies and replacement parts totaling NT$229 million (unaudited) and NT$201 million (unaudited) for the three months ended September 30, 2002 and 2003, respectively, and NT$4,501 million (unaudited) and NT$2,852 million (unaudited) for the nine months ended September 30, 2002 and 2003, respectively. As a result of the foregoing acquisitions, conducted under normal commercial terms, the Company has payables to TISE recorded as other current liabilities of NT$873 million as of December 31, 2002 and NT$376 million (unaudited) as of September 30, 2003, respectively.

18.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of September 30, 2003, the Company has remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,467 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$14,471 million (unaudited).

     The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years through 2006. Minimum rental commitments under those leases are as follows:

                                                              September 30,
                                                                  2003
                                                             -------------
                                                                   NT$
                                                               (Unaudited)

Within the following year                                    $        280
During the second year                                                863
During the third year                                                 520
During the fourth year                                                351
During the fifth year and thereafter                                  249

     As of September 30, 2003, the Company had unused letters of credit of NT$185 million (unaudited).

19.  LITIGATION

     The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

     The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

20.  INFORMATION ON FINANCIAL INSTRUMENTS

     The non-derivative financial instruments are as follows:

                                                 December 31, 2002          September 30, 2003
                                              -----------------------   -------------------------
                                               Carrying       Fair        Carrying       Fair
                                                Amount        Value        Amount        Value
                                              ----------   ----------   -----------   -----------
                                                  NT$         NT$           NT$            NT$
                                                                        (Unaudited)   (Unaudited)
Assets
   Cash and cash equivalents                  $    7,652   $    7,652   $     4,657    $    4,657
   Investments in unconsolidated companies,
    accounted for using the equity method          1,417        1,952         1,313         1,751
   Refundable deposits (included in "other
    assets--other")                                2,759        2,759         2,915         2,915
Liabilities
   Short-term bank loans                              --           --         8,500         8,500
   Commercial paper issued                            --           --         4,999         4,999
   Customers' deposits                            11,975        9,004        11,266         8,466
   Long-term loans                                17,700       17,700           700           700

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     a. Cash and cash equivalents, commercial paper issued, and short-term bank loans notes. The carrying amounts approximate fair values because of the short maturity of those instruments.

     b. Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

     c. Refundable deposits. The carrying amounts approximate fair values as he average lease term associated with these deposits is approximately one year.

     d. Customers' deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

     e. Long-term loans. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the maturity dates of long-term loans.

21.  SEGMENT REPORTING

     Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

     The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

     .    Local operations--the provision of local telephone services;

     .    DLD operations--the provision of domestic long distance call services;

     . ILD operations--the provision of international long distance call services;

     .    Cellular operations--the provision of cellular and related services;

     .    Paging operation--the provision of paging and related services;

     . Internet and data operation--the provision of Internet access, lease line, and related services;

     . All other operations--the services other than the above six categories, such as carrying out project research and providing training.

     The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

     The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company's chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company's primary measure of segment profit is based on income or loss from operations.

     a.  Business Segments:

         As of and for the three months ended September 30, 2002 (unaudited)
         -------------------------------------------------------------------

                                                      Fixed-Line                                  Internet
                                           -------------------------------  Cellular                 and        All
                                             Local       DLD        ILD      Service    Paging      Data       Other      Total
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              NT$        NT$       NT$         NT$         NT$        NT$       NT$        NT$
Service revenues for reportable segments    $ 17,130   $  4,208   $  4,006   $ 16,477   $    273   $ 10,319   $    703   $ 53,116
Elimination of intersegment amount         (   4,298) (     532)        --  (     186) (       2) (   2,231) (     10)  (   7,259)
US GAAP adjustments                              488         37         46        172          1  (     118) (       7)       619
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total service  revenues from external
 customers                                  $ 13,320   $  3,713   $  4,052   $ 16,463   $    272   $  7,970   $    686   $ 46,476
                                           =========  =========  =========  =========  =========  =========  =========  =========
Operating costs and expenses, excluding
depreciation and amortization               $  8,365   $  1,861   $  2,707   $  8,469   $    183   $  4,455   $     89   $ 26,129
Elimination of intersegment amount         (     933) (   1,336) (     579) (   3,122) (      30) (   1,222) (      37) (   7,259)
US GAAP adjustments                              530         18         23         33          2         45         73        724
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            $  7,962   $    543   $  2,151   $  5,380   $    155   $  3,278   $    125     19,594
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                                  906
                                                                                                                        ---------
Total  operating  costs and expenses,
 excluding depreciation and amortization                                                                                 $ 20,500
                                                                                                                        =========
Depreciation and amortization               $  5,717   $    432   $    121   $  1,206   $     84   $  2,331   $    231   $ 10,122
US GAAP adjustments                              (60) (       5) (       1) (      12) (       1) (      26)        --  (     105)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            $  5,657   $    427   $    120   $  1,194   $     83   $  2,305   $    231     10,017
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                                   42
                                                                                                                        ---------
Total depreciation and amortization                                                                                      $ 10,059
                                                                                                                        =========
Income from operations                      $  3,048   $  1,915   $  1,178   $  6,802   $      6   $  3,533   $    383   $ 16,865
Elimination of intersegment amount            (3,365)       804        579      2,936         28  (   1,009)        27         --
US GAAP adjustments                               18         24         24        151         --  (     137) (      80)        --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ($   2,99)  $  2,743   $  1,781   $  9,889   $     34   $  2,387   $    330     16,865
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                            (     948)
                                                                                                                        ---------
Total income from operations                                                                                             $ 15,917
                                                                                                                        =========
Segment income before income tax            $  2,973   $  1,923   $  1,149   $  7,087   $      9   $  3,546   $    375   $ 17,062
Elimination of intersegment amount         (   3,365)       804        579      2,936         28  (   1,009)        27         --
US GAAP adjustments                              118         26         29        158          2  (     138) (      75)       120
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ($    274)  $  2,753   $  1,757   $ 10,181   $     39   $  2,399   $    327     17,182
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                            (   1,189)
                                                                                                                        ---------
Total  segment  income  before income tax                                                                                $ 15,993
                                                                                                                        =========

As of and for the three months ended September 30, 2003 (unaudited)
-------------------------------------------------------------------

                                                      Fixed-Line                                  Internet
                                           -------------------------------  Cellular                 and        All
                                             Local       DLD        ILD      Service    Paging      Data       Other      Total
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              NT$        NT$       NT$         NT$         NT$        NT$       NT$        NT$
Service revenues for reportable segments    $ 16,410   $  4,115   $  3,949   $ 17,277   $    161   $ 11,136   $    834   $ 53,882
Elimination of intersegment amount         (   4,635) (     657)        --  (     250) (       1) (   2,242) (      10) (   7,795)
US GAAP adjustments                              355  (       8) (       8)        40         --  (       1) (       6)       372
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total service revenues from external
 customers                                  $ 12,130   $  3,450   $  3,941   $ 17,067   $    160   $  8,893   $    818   $ 46,459
                                           =========  =========  =========  =========  =========  =========  =========  =========
Operating costs and expenses, excluding
 depreciation and amortization              $  8,161   $  1,591   $  2,777   $  8,380   $    124   $  5,083   $    188   $ 26,304
Elimination of intersegment amount         (   1,364) (   1,204) (     712) (   3,365) (      23) (   1,050) (      77) (   7,795)
US GAAP adjustments                              579         17         27         75          2        233         83      1,016
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            $  7,376   $    404   $  2,092   $  5,090   $    103   $  4,266   $    194     19,525
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                                  899
                                                                                                                        ---------
Total operating costs and expenses,
 excluding depreciation and amortization                                                                                 $ 20,424
                                                                                                                        =========
Depreciation and amortization               $  5,354   $    301   $    175   $  1,368   $     76   $  3,020   $    180   $ 10,474
US GAAP adjustments                        (      62) (       2) (       4) (      13)        --  (      24)        --  (     105)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            $  5,292   $    299   $    171   $  1,355   $     76   $  2,996   $    180     10,369
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                                   46
                                                                                                                        ---------

Total depreciation and amortization                                                                                      $ 10,415
                                                                                                                        =========
                                                                                                                       (Continued)

                                                      Fixed-Line                                  Internet
                                           -------------------------------  Cellular                 and        All
                                             Local       DLD        ILD      Service    Paging      Data       Other      Total
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              NT$        NT$       NT$         NT$         NT$        NT$       NT$        NT$
Income from operations                      $  2,895   $  2,223   $    997   $  7,529  ($     39)  $  3,033   $    466   $ 17,104
Elimination of intersegment amount         (   3,271)       547        712      3,115         22  (   1,192)        67         --
US GAAP adjustments                        (     162) (      23) (      31) (      22) (       2) (     210) (      89) (     539)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ($   538)  $  2,747   $  1,678   $ 10,622  ($     19)  $  1,631   $    444     16,565
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                            (    945)
                                                                                                                        ---------

Total income from operations                                                                                             $ 15,620
                                                                                                                        =========

Segment income before income tax            $  2,927   $  2,214   $  1,039   $  7,581  ($     39)  $  3,039   $    460   $ 17,221
Elimination of intersegment amount         (   3,271)       547        712      3,115         22  (   1,192)        67         --
US GAAP adjustments                        (      84) (      22) (      27) (      12) (       2) (     176) (      77) (     400)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ($   428)  $  2,739   $  1,724   $ 10,684  ($     19)  $  1,671   $    450     16,821
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                            (   1,114)
                                                                                                                        ---------
Total segment income before income tax                                                                                   $ 15,707
                                                                                                                        =========

As of and for the nine months ended September 30, 2002 (unaudited)
------------------------------------------------------------------

                                                      Fixed-Line                                  Internet
                                           -------------------------------  Cellular                 and        All
                                             Local       DLD        ILD      Service    Paging      Data       Other      Total
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              NT$        NT$       NT$         NT$         NT$        NT$       NT$        NT$
Service revenues for reportable segments    $ 49,874   $ 12,109   $ 11,729   $ 47,535   $    829   $ 30,232   $  1,951   $154,259
Elimination of intersegment amount         (  12,738) (   1,501)        --  (     625) (       4) (   6,910) (      10) (  21,788)
US GAAP adjustments                            1,408  (       4) (      16)       377  (       4) (     266) (      18)     1,477
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total service revenues from external
 customers                                  $ 38,544   $ 10,604   $ 11,713   $ 47,287   $    821   $ 23,056   $  1,923   $133,948
                                           =========  =========  =========  =========  =========  =========  =========  =========
Operating costs and expenses, excluding
 depreciation and amortization              $ 24,054   $  5,402   $  7,787   $ 22,268   $    656   $ 13,111   $    366   $ 73,644
Elimination of intersegment amount         (   2,453) (   3,984) (   1,711) (   9,644) (     128) (   3,737) (     131) (  21,788)
US GAAP adjustments                            1,684         60         79        122          8        293        238      2,484
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            $ 23,285   $  1,478   $  6,155   $ 12,746   $    536   $  9,667   $    473     54,340
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                                2,917
                                                                                                                        ---------
Total operating costs and expenses,
 excluding depreciation and amortization                                                                                 $ 57,257
                                                                                                                        =========
Depreciation and amortization               $ 17,593   $  1,017   $    439   $  3,944   $    295   $  6,650   $    461   $ 30,399
US GAAP adjustments                        (     197) (      12) (       3) (      37) (       3) (      57) (       3) (     312)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            $ 17,396   $  1,005   $    436   $  3,907   $    292   $  6,593   $    458     30,087
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                                  108
                                                                                                                        ---------
Total depreciation and amortization                                                                                      $ 30,195
                                                                                                                        =========
Income from operations                      $  8,227   $  5,690   $  3,503   $ 21,323  ($    122)  $ 10,471   $  1,124   $ 50,216
Elimination of intersegment amount         (  10,285)     2,483      1,711      9,019        124  (   3,173)       121         --
US GAAP adjustments                        (      79) (      52) (      92)       292  (       9) (     502) (     253) (     695)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ($  2,137)  $  8,121   $  5,122   $ 30,634  ($      7)  $  6,796   $    992     49,521
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                            (   3,025)
                                                                                                                        ---------
Total income from operations                                                                                             $ 46,496
                                                                                                                        =========
Segment income before income tax            $  8,055   $  5,720   $  3,521   $ 21,906  ($    125)  $ 10,538   $  1,093   $ 50,708
Elimination of intersegment amount         (  10,285)     2,483      1,711      9,019        124  (   3,173)       121         --
US GAAP adjustments                              458  (      44) (      60)       329  (       6) (     496) (     225) (      44)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ($ 1,772)  $  8,159   $  5,172   $ 31,254   ($     7)  $  6,869   $    989     50,664
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                            (   3,045)
                                                                                                                        ---------
Total segment income before income tax                                                                                   $ 47,619
                                                                                                                        =========

As of and for the nine months ended September 30, 2003 (unaudited)
------------------------------------------------------------------

                                                      Fixed-Line                                  Internet
                                           -------------------------------  Cellular                 and        All
                                             Local       DLD        ILD      Service    Paging      Data       Other      Total
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              NT$        NT$       NT$         NT$         NT$        NT$       NT$        NT$
Service revenues for reportable segments    $ 47,292   $ 12,163   $ 11,676   $ 49,894   $    527   $ 32,606   $  1,978   $156,136
Elimination of intersegment amount         (  12,694) (   2,018)        --  (     733) (       3) (   6,248) (      10) (  21,706)
US GAAP adjustments                            1,602         23         30        299         --          4        (19)     1,939
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total service revenues from external
 customers                                  $ 36,200   $ 10,168   $ 11,706   $ 49,460   $    524   $ 26,362   $  1,949   $136,369
                                           =========  =========  =========  =========  =========  =========  =========  =========
                                                                                                                       (Continued)

                                                      Fixed-Line                                  Internet
                                           -------------------------------  Cellular                 and        All
                                             Local       DLD        ILD      Service    Paging      Data       Other      Total
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                              NT$        NT$       NT$         NT$         NT$        NT$       NT$        NT$
Operating costs and expenses, excluding
 depreciation and amortization              $ 23,830   $  4,877   $  8,181   $ 23,648   $    393   $ 14,270   $    620   $ 75,819
Elimination of intersegment amount         (   3,153) (   3,574) (   2,097) (   9,496) (      66) (   3,138) (     182) (  21,706)
US GAAP adjustments                            2,121         64        104        280          9        770        300      3,648
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            $ 22,798   $  1,367   $  6,188   $ 14,432   $    336   $ 11,902   $    738     57,761
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                                2,729
                                                                                                                        ---------
Total operating costs and expenses,
 excluding depreciation and amortization                                                                                 $ 60,490
                                                                                                                        =========
Depreciation and amortization               $ 16,967   $  1,000   $    429   $  4,158   $    232   $  8,030   $    683   $ 31,499
US GAAP adjustments                        (     189) (       9) (       8) (      39) (       2) (      59) (       1) (     307)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            $ 16,778   $    991   $    421   $  4,119   $    230   $  7,971   $    682     31,192
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                                  137
                                                                                                                        ---------
Total depreciation and amortization                                                                                      $ 31,329
                                                                                                                        =========
Income from operations                      $  6,495   $  6,286   $  3,066   $ 22,088  ($     98)  $ 10,306   $    675   $ 48,818
Elimination of intersegment amount         (   9,541)     1,556      2,097      8,763         63  (   3,110)       172         --
US GAAP adjustments                        (     330) (      32) (      66)        58  (       7) (     707) (     318) (   1,402)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ($  3,376)  $  7,810   $  5,097   $ 30,909  ($     42)  $  6,489   $    529     47,416
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                            (   2,866)
                                                                                                                        ---------
Total income from operations                                                                                             $ 44,550
                                                                                                                        =========
Segment income before income tax            $  6,570   $  6,318   $  3,085   $ 22,263  ($     98)  $ 10,457   $    647   $ 49,242
Elimination of intersegment amount         (   9,541)     1,556      2,097      8,763         63  (   3,110)       172         --
US GAAP adjustments                              114  (      20) (      45)       113  (       5) (     547) (     258) (     648)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ($  2,857)  $  7,854   $  5,137   $ 31,139  ($     40)  $  6,800   $    561     48,594
                                           =========  =========  =========  =========  =========  =========  =========
Unallocated corporate amount                                                                                            (   3,001)
                                                                                                                        ---------
Total segment income before income tax                                                                                   $ 45,593
                                                                                                                        =========

b.   Geographic information

     The users of the Company's services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

                          Three Months Ended             Nine Months Ended
                              September 30                  September 30
                      ---------------------------   ---------------------------
                          2002           2003           2002           2003
                      ------------   ------------   ------------   ------------
                          NT$            NT$            NT$            NT$
                      (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)

Taiwan, ROC           $     44,820   $     45,145   $    129,196   $    131,982
Overseas                     1,656          1,314          4,752          4,387
                      ------------   ------------   ------------   ------------
Total                 $     46,476   $     46,459   $    133,948   $    136,369
                      ============   ============   ============   ============

c.   Gross sales to major customers

     The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

     The Company has non-revenue generating offices in Hong Kong, Thailand and the United States of America. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.08 million and NT$0.05 million (unaudited) at December 31, 2002 and September 30, 2003, respectively, are located in Taiwan, ROC.

                                                                   EXHIBIT    6

Financial Statements for the Nine months Ended September 30, 2003 and 2002 Together with Independent Accountants' Report - ROC GAAP in English

                  Chunghwa Telecom Co., Ltd.

                  Financial Statements for the Nine months Ended
                  September 30, 2003 and 2002
                  Together with Independent Accountants' Report



Readers are advised that the original version of these financial statements is in Chinese. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese
------------------------------------------------------------

INDEPENDENT ACCOUNTANTS' REPORT

October 14, 2003

The Board of Directors and Stockholders
Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2003 and 2002, and the related statements of operations and cash flows for the nine months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except for the matters described in the next paragraph, we conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

A stated in Note 8 to the financial statements, we did not audit the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,312,807 thousand and NT$1,553,983 thousand as of September 30, 2003 and 2002 and the equity in their net loss were NT$104,094 thousand and NT$95,169 thousand for the nine months then ended.

In our opinion, except for the matters described in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the nine months then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company's accounts are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2002 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.


                                Notice to Readers
                                -----------------

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS
SEPTEMBER 30, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)
================================================================================

                                                                                        2003                    2002
                                                                               ----------------------  ----------------------
ASSETS                                                                             Amount        %         Amount        %
                                                                               --------------  ------  --------------  ------
CURRENT ASSETS
   Cash and cash equivalents (Notes 2 and 4)                                   $    4,656,479       1  $    3,593,748       1
   Trade notes and accounts receivable--net of allowance for doubtful
    accounts of $2,126,476 in 2003 and $1,043,012 in 2002 (Notes 2 and 5)          15,657,043       4      17,537,144       4
   Other current monetary assets                                                    2,462,594       1       2,161,796      --
   Inventories--net (Notes 2 and 6)                                                 1,277,982      --       1,867,575      --
   Deferred income taxes (Notes 2 and 17)                                          12,024,230       3          73,879      --
   Other current assets (Note 7)                                                    3,022,208      --       2,947,667       1
                                                                               --------------  ------  --------------  ------
         Total current assets                                                      39,100,536       9      28,181,809       6
                                                                               --------------  ------  --------------  ------
INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 8
  and 21)
   Funds                                                                            2,000,000      --       2,000,000      --
   Investments accounted for using the equity method                                1,312,807      --       1,553,983      --
   Investments accounted for using the cost method                                  2,076,603       1       2,310,303       1
                                                                               --------------  ------  --------------  ------
         Investment in unconsolidated companies and funds                           5,389,410       1       5,864,286       1
                                                                               --------------  ------  --------------  ------
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9 and 20)
   Cost
      Land                                                                        101,748,979      23     101,580,497      22
      Land improvements                                                             1,384,144      --       1,294,952      --
      Buildings                                                                    53,528,538      12      49,486,325      11
      Machinery and equipment                                                      21,940,404       5      20,179,079       4
      Telecommunications network facilities                                       614,373,051     136     595,754,706     129
      Miscellaneous equipment                                                       2,119,790       1       2,088,449       1
                                                                               --------------  ------  --------------  ------
         Total cost                                                               795,094,906     177     770,384,008     167
   Revaluation increment on land                                                    5,953,621       1       5,961,060       1
                                                                               --------------  ------  --------------  ------
                                                                                  801,048,527     178     776,345,068     168
   Less:  Accumulated depreciation                                                444,757,773      99     421,247,220      91
                                                                               --------------  ------  --------------  ------
                                                                                  356,290,754      79     355,097,848      77
   Construction in progress and advances related to acquisitions of equipment      36,591,685       8      44,653,985      10
                                                                               --------------  ------  --------------  ------
         Property, plant and equipment--net                                       392,882,439      87     399,751,833      87
                                                                               --------------  ------  --------------  ------
INTANGIBLE ASSETS
   3G concession (Note 2)                                                          10,179,000       2      10,179,000       2
   Prepaid pension cost (Notes 2 and 19)                                              607,617      --              --      --
   Patents and computer software--net (Note 2)                                        284,644      --         157,202      --
                                                                               --------------  ------  --------------  ------
         Total intangible assets                                                   11,071,261       2      10,336,202       2
                                                                               --------------  ------  --------------  ------
OTHER ASSETS
   Refundable deposits                                                                915,035       1         626,352      --
   Overdue receivables--net of allowance for losses of $5,750,058 in 2003 and
     $4,361,648 in 2002 (Notes 2 and 5)                                               858,799      --       2,860,509       1
   Deferred income taxes--non-current (Notes 2 and 17)                                 16,402      --      12,342,627       3
   Other                                                                              648,664      --         694,190      --
                                                                               --------------  ------  --------------  ------
         Total other assets                                                         2,438,900       1      16,523,678       4
                                                                               --------------  ------  --------------  ------
TOTAL ASSETS                                                                   $  450,882,546     100  $  460,657,808     100
                                                                               ==============  ======  ==============  ======

                                                                                        2003                    2002
                                                                               ----------------------  ----------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                                Amount       %         Amount        %
                                                                               --------------  ------  --------------  ------
CURRENT LIABILITIES
   Short-term bank loans (Note 10)                                             $    8,500,000       2  $    7,500,000       1
   Commercial paper issued (Note 11)                                                4,998,950       1              --      --
   Trade notes and accounts payable                                                 9,038,988       2       9,116,507       2
   Income tax payable (Notes 2 and 17)                                              3,896,251       1       3,679,196       1
   Accrued expenses (Note 12)                                                      10,406,519       2       9,350,584       2
   Accrued pension liabilities (Notes 2 and 19)                                     3,280,195       1              --      --
   Other current liabilities (Notes 13 and 20)                                     11,894,379       2      12,769,799       3
                                                                               --------------  ------  --------------  ------
         Total current liabilities                                                 52,015,282      11      42,416,086       9
                                                                               --------------  ------  --------------  ------
LONG-TERM LIABILITIES
   Long-term loans (Note 14)                                                          700,000      --      21,700,000       5
   Deferred income                                                                    409,001      --         396,762      --
                                                                               --------------  ------  --------------  ------
         Total long-term liabilities                                                1,109,001      --      22,096,762       5
                                                                               --------------  ------  --------------  ------
RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 9)                                       211,182      --         211,182      --
                                                                               --------------  ------  --------------  ------
OTHER LIABILITIES
   Accrued pension liabilities (Notes 2 and 19)                                            --      --       1,525,883      --
   Customers' deposits                                                             11,265,430       3      12,133,649       3
   Other                                                                              315,556      --         322,426      --
                                                                               --------------  ------  --------------  ------
         Total other liabilities                                                   11,580,986       3      13,981,958       3
                                                                               --------------  ------  --------------  ------
         Total liabilities                                                         64,916,451      14      78,705,988      17
                                                                               --------------  ------  --------------  ------
STOCKHOLDERS' EQUITY
   Common capital stock--$10 par value; authorized, issued and
    outstanding--9,647,725 thousand shares                                         96,477,249      22      96,477,249      21
                                                                               --------------  ------  --------------  ------
   Capital surplus:
      Paid-in capital in excess of par value                                      214,545,736      48     214,546,263      47
      Capital surplus from revaluation of land                                      5,742,439       1       5,749,909       1
      Donations                                                                        13,170      --          13,170      --
                                                                               --------------  ------  --------------  ------
         Total capital surplus                                                    220,301,345      49     220,309,342      48
                                                                               --------------  ------  --------------  ------
   Retained earnings:
      Legal reserve                                                                29,436,072       6      25,105,829       5
      Special reserve                                                               2,675,419       1       2,675,419       1
      Unappropriated earnings                                                      37,075,710       8      37,383,981       8
                                                                               --------------  ------  --------------  ------
         Total retained earnings                                                   69,187,201      15      65,165,229      14
                                                                               --------------  ------  --------------  ------
   Other adjustment
      Cumulative translation adjustments                                                  300      --              --      --
                                                                               --------------  ------  --------------  ------
         Total stockholders' equity                                               385,966,095      86     381,951,820      83
                                                                               --------------  ------  --------------  ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $  450,882,546     100  $  460,657,808     100
                                                                               ==============  ======  ==============  ======

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated October 14, 2003)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)
================================================================================

                                                                  2003                     2002
                                                        -----------------------  -----------------------
                                                             Amount        %         Amount         %
                                                        ---------------  ------  ---------------  ------
SERVICE REVENUES                                        $   133,906,721     100  $   131,947,803     100
COSTS OF SERVICES                                            66,998,966      50       65,995,824      50
                                                        ---------------  ------  ---------------  ------
GROSS PROFIT                                                 66,907,755      50       65,951,979      50
                                                        ---------------  ------  ---------------  ------
OPERATING EXPENSES
   Marketing                                                 17,038,659      13       14,855,260      11
   General and administrative                                 2,128,269       1        2,126,457       1
   Research and development                                   2,220,019       2        2,206,799       2
                                                        ---------------  ------  ---------------  ------
         Total operating expenses                            21,386,947      16       19,188,516      14
                                                        ---------------  ------  ---------------  ------
INCOME FROM OPERATIONS                                       45,520,808      34       46,763,463      36
                                                        ---------------  ------  ---------------  ------
OTHER INCOME
   Penalties                                                    847,310       1        1,109,528       1
   Income from sale of scrap                                    158,581      --          154,992      --
   Dividends                                                    122,082      --          103,396      --
   Interest                                                      73,703      --          141,393      --
   Foreign exchange gain--net                                    41,810      --               --      --
   Other income                                                 358,280      --          374,665      --
                                                        ---------------  ------  ---------------  ------
         Total other income                                   1,601,766       1        1,883,974       1
                                                        ---------------  ------  ---------------  ------
OTHER EXPENSES
   Equity in net loss of unconsolidated companies               104,094      --           95,169      --
   Losses on disposal of property, plant and equipment           88,130      --          179,834      --
   Interest                                                      34,394      --          145,614      --
   Foreign exchange loss--net                                        --      --          180,167      --
   Other expense                                              1,105,229       1          836,265       1
                                                        ---------------  ------  ---------------  ------
         Total other expenses                                 1,331,847       1        1,437,049       1
                                                        ---------------  ------  ---------------  ------
INCOME BEFORE INCOME TAX                                     45,790,727      34       47,210,388      36
INCOME TAX (Notes 2 and 17)                                   9,385,909       7       10,191,188       8
                                                        ---------------  ------  ---------------  ------
NET INCOME                                              $    36,404,818      27  $    37,019,200      28
                                                        ===============  ======  ===============  ======

                                                                     (Continued)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

                                                   2003             2002
                                             ---------------  ---------------
                                              Income           Income
                                              Before           Before
                                              Income           Income
                                               Tax     Net      Tax     Net
                                             Expense  Income  Expense  Income
                                             -------  ------  -------  ------

BASIC NET INCOME PER SHARE (Notes 2 and 18)  $  4.75  $ 3.77  $  4.89  $ 3.84
                                             =======  ======  =======  ======

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated October 14, 2003)               (Concluded)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars)
================================================================================

                                                                                2003            2002
                                                                           --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                              $   36,404,818   $   37,019,200
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for doubtful accounts                                           2,331,819        1,721,029
      Depreciation and amortization                                            31,635,660       30,506,786
      Provision (reversal) for allowance for losses on inventories        (        15,941)           2,567
      Net loss on disposal of property, plant and equipment                        88,130          140,319
      Equity in net loss of unconsolidated companies                              104,094           95,169
      Deferred income taxes                                                       431,649          593,902
      Accrued pension liabilities                                                 366,907          396,107
      Changes in operating assets and liabilities:
         Decrease (increase) in:
            Trade notes and accounts receivable                           (       574,026)         874,043
            Other current monetary assets                                 (       672,460)         454,360
            Inventories                                                   (     2,158,007) (     2,617,369)
            Other current assets                                          (     2,456,727) (     2,334,372)
            Overdue receivables                                           (       746,538) (     2,431,874)
         Increase (decrease) in:
            Trade notes and accounts payable                              (       118,782) (     3,337,908)
            Income tax payable                                            (     2,162,231)         819,654
            Accrued expenses                                              (     3,371,117) (     4,811,011)
            Other current liabilities                                     (     2,017,535)       1,089,578
            Deferred income                                                        15,819  (         6,553)
                                                                           --------------   --------------
         Net cash provided by operating activities                             57,085,532       58,173,627
                                                                           --------------   --------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisitions of property, plant and equipment                          (    17,358,484) (    26,038,417)
   Acquisition of intangible assets                                       (       470,692) (     9,105,501)
   Proceeds from disposal of investments in unconsolidated companies              233,700               --
   Proceeds from disposal of property, plant and equipment                        153,038          281,998
   Acquisitions of investments in unconsolidated companies                             --  (     1,999,843)
                                                                           --------------   --------------
         Net cash used in investing activities                            (    17,442,438) (    36,861,763)
                                                                           --------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term bank loans                                          8,500,000        7,500,000
   Commercial paper issued                                                      4,998,950               --
   Proceeds from long-term loans                                                       --       31,700,000
   Payment on principal of long-term loans                                (    17,000,000) (    27,000,000)
   Decrease in customers' deposits                                        (       709,090) (       781,287)
   Increase (decrease) in other liabilities                                       162,265  (        13,188)
   Cash dividend paid                                                     (    38,590,900) (    33,766,802)
                                                                           --------------   --------------
         Net cash used in financing activities                            (    42,638,775) (    22,361,277)
                                                                           --------------   --------------

                                                                     (Continued)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

                                                       2003          2002
                                                  -------------  -------------
NET DECREASE IN CASH AND CASH EQUIVALENTS        ($   2,995,681)($   1,049,413)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD        7,652,160      4,643,161
                                                  -------------  -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD          $   4,656,479  $   3,593,748
                                                  =============  =============
SUPPLEMENTAL INFORMATION
   Interest paid                                  $      91,067  $     353,694
   Less:  Capitalized interest                           41,832        240,703
                                                  -------------  -------------
   Interest paid, excluding capitalized interest  $      49,235  $     112,991
                                                  =============  =============
   Income tax paid                                $  11,116,491  $   8,777,632
                                                  =============  =============

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated October 14, 2003)               (Concluded)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)
================================================================================

1.   GENERAL

     Chunghwa Telecom Co., Ltd. ("Chunghwa" or "the Company") was incorporated on July 1, 1996 in the Republic of China ("ROC") pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications ("MOTC"). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications ("DGT"). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa and the DGT continues to be the industry regulator.

     As a dominant telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

     The MOTC is in the process of privatizing the Company by reducing the government ownership below 50% in stages. In July 2000, the Company received approval from the Securities and Futures Commission (the "SFC") for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the "TSE") on October 27, 2000. Certain of the Company's common shares were sold by auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company's common shares were also sold in an international offering of securities in the form of American Depository Shares ("ADS") in July 2003 and were listed and traded on the New York Stock Exchange (the "NYSE") on July 17, 2003. In addition, the MOTC intends to sell certain of the Company's common shares in the ROC and throughout the privatization process to the Company's employees. The MOTC has sold 34.01% shares of the Company as of October 14, 2003.

     The numbers of employees as of September 30, 2003 and 2002 are 29,100 and 28,972, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are prepared in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The significant accounting policies are summarized as follows:

     Basis of Accounting

     As a state-owned company, the Company maintains statutory accounts in accordance with the laws and regulations issued by the Executive Yuan, the MOTC, the Ministry of Audit (the "MOA") of the Control Yuan and, in the absence of any specific laws and regulations applicable to a particular transaction or account, the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China. The accounts are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the "DGBAS") of the Executive Yuan and by the MOA (DGBAS and MOA are hereinafter referred to as "government agencies"). The objective of these examinations is to evaluate the Company's performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2002 have been examined by these government agencies and resulting adjustments were recorded retroactively.
                                      -8-

     Current Assets and Liabilities

     Current assets are commonly identified as those which are reasonably expected to be realized in cash; or sold or consumed within one year. Current liabilities are obligations which mature within one year.

     Cash and Cash Equivalents

     Cash and cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

     Allowance for Doubtful Receivables

     Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables.

     Inventories

     Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

     Investments in Unconsolidated Companies

     Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company's portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

     Investments in shares of stock with no readily determinable market value are accounted for using the cost method when the ownership is less than 20%. The carrying value of those investments less reductions for decline in value are charged to stockholders' equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

     Stock dividends received are accounted for as increases in the number of shares hold but not recognized as income.

     The cost of investments sold are determined using the weighted-average method.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

     Depreciation expense is determined based upon the asset's estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

     Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

     Intangible Assets

     3G concession will be amortized upon the MOTC approval using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

     Pension Costs

     Pension costs are recognized according to the budget approved by the Legislative Yuan and the actuarial report. In addition, the DGBAS issued instructions that the pension costs of all state-owned companies to be privatized should be measured and recognized on the assumption that there is no privatization and that an additional amount should be calculated on the basis of the employees' service years if the additional amount does not reduce the budgeted net income.

     Revenue Recognition

     Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

     Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

     Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

     Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

     Expense Recognition

     Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, are charged to income as incurred.

     Earnings Per Share

     Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

     Income Tax

     The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

     Investment tax credits utilized are recognized as reduction of income tax expense.

     Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

     Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

     Foreign-currency Transactions

     The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the "foreign currency") are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction is included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

     a. Long-term stock investments accounted for by the equity method--as cumulative translation adjustment under stockholders' equity.

     b.   Other assets and liabilities--credited or charged to current income.

3.   ADJUSTMENTS OF FINANCIAL STATEMENTS

     For the Year Ended December 31, 2002

     The Company's financial statements for the year ended December 31, 2002 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2002. The effects of these adjustments are summarized as follows:

                                                                    Adjustment
                                                   As Previously     Increase
                                                     Reported        (Decrease)      As Adjusted
                                                   -------------    ------------    ------------
Balance sheet
-------------
Assets
   Current assets                                  $  39,438,555    $      2,970    $ 39,441,525
   Investments in unconsolidated companies and
    funds                                              5,727,204              --       5,727,204
   Property, plant and equipment--net                407,211,397              --     407,211,397
   Intangible assets                                  10,390,506              --      10,390,506
   Other assets                                        3,092,794              --       3,092,794
                                                   -------------    ------------    ------------
Total assets                                       $ 465,860,456    $      2,970    $465,863,426
                                                   =============    ============    ============

                                                                     (Continued)

                                                                    Adjustment
                                                   As Previously     Increase
                                                    Reported         (Decrease)     As Adjusted
                                                   -------------    ------------    ------------
Liabilities
   Current liabilities                             $  47,290,325    $ 38,571,652    $ 85,861,977
   Long-term liabilities                              18,093,182              --      18,093,182
   Reserve for land value incremental tax                211,182              --         211,182
   Other liabilities                                  12,127,811              --      12,127,811
                                                   -------------    ------------    ------------
Total liabilities                                     77,722,500      38,571,652     116,294,152
                                                   -------------    ------------    ------------
Total stockholders' equity                           388,137,956    ( 38,568,682)    349,569,274
                                                   -------------    ------------    ------------
Total liabilities and stockholders' equity         $ 465,860,456    $      2,970    $465,863,426
                                                   =============    ============    ============

Statement of income
-------------------
Service revenues                                   $ 176,089,011    $         --    $176,089,011
Costs of services                                     90,407,298    (     15,353)     90,391,945
Operating expenses                                    30,293,844    (     14,274)     30,279,570
Other income                                           2,498,277              --       2,498,277
Other expenses                                         2,170,126              --       2,170,126
Income before income tax                              55,716,020          29,627      55,745,647
Income tax                                            12,510,983           7,409      12,518,392
Net income                                            43,205,037          22,218      43,227,255


     The adjustments made by the government agencies that increased income before income tax of $29,627 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. The increase in current liabilities of $38,571,652 thousand and decrease in total stockholders' equity of $38,568,682 thousand were due to the appropriations of 2002 earnings recorded at December 31, 2002 by the MOA.

4.  CASH AND CASH EQUIVALENTS

                                                                           September 30
                                                                    ----------------------------
                                                                        2003           2002
                                                                    ------------    ------------
Cash
   Cash on hand                                                     $    109,629    $    113,798
   Cash in banks                                                       3,148,269       3,479,950
                                                                    ------------    ------------
                                                                       3,257,898       3,593,748
Cash equivalents
   Commercial paper purchased, annual yield rate--0.64%-0.66%          1,398,581              --
                                                                    ------------    ------------
                                                                    $  4,656,479    $  3,593,748
                                                                    ============    ============

5.  ALLOWANCE FOR DOUBTFUL ACCOUNTS
                                                         Nine Months Ended
                                                            September 30
                                                   -----------------------------
                                                        2003              2002
                                                   ------------    -------------
Notes and accounts receivable
-----------------------------
Balance, beginning of period                       $  1,491,907    $    769,221
Provision for doubtful accounts                         675,318         274,575
Accounts receivable written off                    (    40,749)    (        784)
                                                   ------------    -------------
Balance, end of period                             $  2,126,476    $  1,043,012
                                                   ============    =============

Overdue receivable
------------------
Balance, beginning of period                       $  6,012,517    $  4,238,782
Provision for doubtful accounts                       1,594,164       1,446,230
Accounts receivable written off                    ( 1,856,623)    (  1,323,364)
                                                   ------------    -------------
Balance, end of period                             $  5,750,058    $  4,361,648
                                                   ============    =============

6.  INVENTORIES--NET
                                                           September 30
                                                   -----------------------------
                                                      2003              2002
                                                   ------------    -------------

Supplies                                           $  1,245,616    $   1,689,158
Work in process                                           2,887           16,217
Materials in transit                                     29,928          199,197
                                                   ------------    -------------
                                                      1,278,431        1,904,572
Less:  Allowance for losses                                 449           36,997
                                                   ------------    -------------
                                                   $  1,277,982    $   1,867,575
                                                   ============    =============

7.  OTHER CURRENT ASSETS
                                                         September 30
                                                   -----------------------------
                                                      2003             2002
                                                   ------------    -------------
Prepaid expenses                                   $  2,940,800    $   2,860,093
Miscellaneous                                            81,408           87,574
                                                   ------------    -------------
                                                   $  3,022,208    $   2,947,667
                                                   ============    =============

8. INVESTMENTS IN UNCONSOLIDATED
   COMPANIES AND FUNDS

                                                                                   September 30
                                                               ---------------------------------------------------
                                                                          2003                       2002
                                                               ------------------------    -----------------------
                                                                                  % of                       % of
                                                                 Carrying        Owner-      Carrying       Owner-
                                                                  Value           ship         Value         ship
                                                               ------------     -------    ------------    -------
Funds
   Fixed Line Funds                                            $  1,000,000                $  1,000,000
   Piping Funds                                                   1,000,000                   1,000,000
                                                               ------------                ------------
                                                                  2,000,000                   2,000,000
                                                               ------------                ------------

                                                                     (Continued)

                                                                                   September 30
                                                               ---------------------------------------------------
                                                                         2003                        2002
                                                               ------------------------    -----------------------
                                                                                  % of                       % of
                                                                 Carrying        Owner-      Carrying       Owner-
                                                                   Value          ship         Value         ship
                                                               ------------     -------    ------------    -------
Investments in unconsolidated companies
   Equity investees:
      Chunghwa Investment                                      $    973,449          49    $    983,778         49
      Taiwan International Standard Electronics                     339,358          40         570,205         40
                                                               ------------                ------------
                                                                  1,312,807                   1,553,983
                                                               ------------                ------------
   Cost investees
      Taipei Financial Center                                     1,999,843          12       1,999,843         12
      RPTI International                                             71,500          12          71,500         12
      Siemens Telecommunication Systems                               5,250          15           5,250         15
      International Telecommunication Development                        10          --              10         --
      Lucent Technologies Taiwan Telecom                                 --          --         233,700         15
                                                               ------------                ------------
                                                                  2,076,603                   2,310,303
                                                               ------------                ------------
Total investments in unconsolidated companies                     3,389,410                   3,864,286
                                                               ------------                ------------

                                                               $  5,389,410                $  5,864,286
                                                               ============                ============

     The carrying values of the equity investees and the equity in their net loss and net income as of and for the nine months ended September 30, 2003 and 2002 are based on unaudited financial statements. The aggregate carrying value of the investments based on unaudited financial statements was $1,312,807 thousand and $1,553,983 thousand as of September 30, 2003 and 2002, and the equity in their net loss were $104,094 thousand and $95,169 thousand for the nine months ended September 30, 2003 and 2002, respectively.

     The equity in the net assets of investments in unconsolidated companies accounted for using the cost method as computed by the percentage of ownership was $2,028,838 thousand and $2,398,265 thousand as of September 30, 2003 and 2002, respectively.

     As part of the government's effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

9.   PROPERTY, PLANT AND EQUIPMENT

                                                          September 30
                                                  ----------------------------
                                                     2003             2002
                                                  ------------    ------------
Cost
   Land                                           $101,748,979    $101,580,497
   Land improvements                                 1,384,144       1,294,952
   Buildings                                        53,528,538      49,486,325
   Machinery and equipment                          21,940,404      20,179,079
   Telecommunications network facilities           614,373,051     595,754,706
   Miscellaneous equipment                           2,119,790       2,088,449
                                                  ------------    ------------
   Total cost                                      795,094,906     770,384,008
Revaluation increment on land                        5,953,621       5,961,060
                                                  ------------    ------------
                                                   801,048,527     776,345,068
                                                  ------------    ------------
                                                                     (Continued)

                                                          September 30
                                                  ----------------------------
                                                      2003            2002
                                                  ------------    ------------
Accumulated depreciation
   Land improvements                              $    622,026    $    566,535
   Buildings                                        11,075,274      10,175,318
   Machinery and equipment                          15,548,532      14,263,368
   Telecommunications network facilities           415,765,713     394,579,629
   Miscellaneous equipment                           1,746,228       1,662,370
                                                  ------------    ------------
                                                   444,757,773     421,247,220
Construction in progress and advances
 related to acquisition of equipment                36,591,685      44,653,985
                                                  ------------    ------------
Property, plant and equipment-net                 $392,882,439    $399,751,833
                                                  ============    ============

     Pursuant to the relative regulation, the Company revalued land it owned on April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, accrued liabilities for land value incremental taxes of $211,182 thousand, and capital surplus of $5,774,892 thousand.

     On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC's Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with carrying value of $120,957,303 thousand. Those properties, as of that date, were registered in the name of the ROC's National Properties Bureau ("NPB"). As the number of the Company's properties is large, management has begun the process of registering the titles to the properties in the name of the Company. The process has been delayed due to the requirement of rezoning a small number of currently-classified agricultural and industrial zoned property to telecommunication or special purpose property prior to the approval of title transfer by the Executive Yuan. As of September 30, 2003, titles to land and buildings with carrying value of $480,268 thousand were still in the name of the NPB.

     Capitalized interest expense aggregated to $41,832 and $240,703 thousand for the nine months ended September 30, 2003 and 2002, respectively. The rate of capitalized interest is from 0.66% to 1.67% and 1.71% to 4.18%, respectively.

     The insurance coverages on property, plant and equipment as of September 30, 2003 aggregated $7,105,149 thousand.

10.  SHORT-TERM LOANS

     Short-term loans bear fixed annual interest rates ranging from 0.82% to 0.90% and 1.65% to 2.03% for the nine months ended September 30, 2003 and 2002, respectively.

     As of September 30, 2003, the Company has unused credit lines totaling approximately $79,500,000 thousand, which are available for short-term loans.

11.  COMMERCIAL PAPER ISSUED

     Commercial paper was issued in August 2003 with an aggregate face value of NT$5,000,000 thousand at annual discount rates ranging from 0.54% to 0.63%.

12.  ACCRUED EXPENSES
                                                         September 30
                                                  ----------------------------
                                                     2003              2002
                                                  ------------    ------------

Accrued compensation                              $  6,886,951    $  6,516,662
Accrued franchise fees                               1,817,492       1,744,473
Accrued advertisement expenses                         500,000         357,655
Other accrued expenses                               1,202,076         731,794
                                                  ------------    ------------

                                                  $ 10,406,519    $  9,350,584
                                                  ============    ============

13.  OTHER CURRENT LIABILITIES
                                                        September 30
                                                  ----------------------------
                                                      2003            2002
                                                  ------------    ------------

Amounts collected in trust for others             $  4,192,806    $  2,343,259
Advances from subscribers                            2,761,463       2,334,836
Other payables                                       1,491,744         855,886
Payables to equipment suppliers                      1,378,681       2,665,035
Payables to constructors suppliers                   1,154,730       2,723,941
Miscellaneous                                          914,955       1,846,842
                                                  ------------    ------------

                                                  $ 11,894,379    $ 12,769,799
                                                  ============    ============

14.  LONG-TERM LOANS

Long-term loans consisted of the following:

                                                          September 30
                                                  ----------------------------
                                                      2003            2002
                                                  ------------    ------------

Common Tunnel Fund                                $    700,000    $    700,000
Syndicated Loans                                            --      21,000,000
                                                  ------------    ------------

                                                  $    700,000    $ 21,700,000
                                                  ============    ============

     The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of September 30, 2002 are payable in three annual installments ($0.2 billion, $0.2 billion and $0.3 billion) starting on March 12, 2005.

     The Syndicated Loans were obtained pursuant to long-term loan agreements with several banks that allow the Company to obtain unsecured credit until June 26, 2005. These loans bear fixed annual interest rates ranging from 1.60% to 2.05% for the nine months ended September 30, 2002. As of September 30, 2003, the Company prepaid all the outstanding balances of these syndicated loans.

     As of September 30, 2003, the Company has unused credit lines totaling approximately $142,000,000 thousand.

15.  STOCKHOLDERS' EQUITY

     Under the Company's Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares (at $10 par value per share), all of which are issued and outstanding. The Company's Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

     The Company issued 110,975 thousand American Depositary Shares (ADS) on the New York Stock Exchange as of October 14, 2003. The number of common shares represented by the ADSs is 1,109,750 thousand shares (one ADS represents ten common shares).

     The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company's Articles of Incorporation as follows:

     a. The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

     b. The holder of preferred shares has the same option to purchase additional shares as holders of common shares when the Company raises capital by issuing new shares.

     c. The holder of the preferred shares will have the right to vote on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company's business or property.

     d. The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

     Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

     In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

     Telecommunications service is capital-intensive and the Corporation requires capital expenditures to sustain its leadership position in a high-growth market. Thus, the Company's dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings may then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

     Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

     Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

16.  COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

                                     Nine Months Ended September 30, 2003
                                 --------------------------------------------
                                   Cost of        Operating
                                   Services        Expenses         Total
                                 ------------    ------------    ------------
Compensation expense
   Salaries                      $ 11,358,762    $  6,608,826    $ 17,967,588
   Insurance                          500,395         224,197         724,592
   Pension                            319,645         187,011         506,656
   Other compensation               4,409,823       2,471,650       6,881,473
                                 ------------    ------------    ------------
                                   16,588,625       9,491,684      26,080,309
Depreciation expense               29,635,933       1,802,344      31,438,277
Amortization expense                  103,460          93,923         197,383
                                 ------------    ------------    ------------
                                 $ 46,328,018    $ 11,387,951    $ 57,715,969
                                 ============    ============    ============

                                     Nine Months Ended September 30, 2002
                                 --------------------------------------------
                                   Cost of        Operating
                                   Services        Expenses         Total
                                 ------------    ------------    ------------
Compensation expense
   Salaries                      $ 11,227,187    $  6,200,319    $ 17,427,506
   Insurance                          395,169         166,349         561,518
   Pension                            459,312         252,335         711,647
   Other compensation               4,383,823       2,337,014       6,720,837
                                 ------------    ------------    ------------
                                   16,465,491       8,956,017      25,421,508
Depreciation expense               28,681,117       1,739,789      30,420,906
Amortization expense                   20,390          65,490          85,880
                                 ------------    ------------    ------------
                                 $ 45,166,998    $ 10,761,296    $ 55,928,294
                                 ============    ============    ============

17.  INCOME TAX

     a. A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of income is as follows:

                                                       Nine Months Ended
                                                          September 30
                                                  ----------------------------
                                                      2003           2002
                                                  ------------    ------------

Income tax expense computed at statutory
 income tax rate of 25%                           $ 11,447,672     $ 11,802,587
Deduct tax effect of:
   Permanent differences                         (      19,819)   (      33,570)
   Timing differences                            (     505,238)   (     586,109)
Investment tax credits                           (   2,094,880)   (   1,710,560)
                                                 -------------    -------------
Income tax expense                                $  8,827,735     $  9,472,348
                                                 =============    =============

                                                                     (Continued)

                                                 Nine Months Ended
                                                    September 30
                                            ----------------------------
                                                2003           2002
                                            ------------    ------------

b.   Income tax expense consisted of the following:

Income tax expense                          $  8,827,735    $  9,472,348
Income tax--separated                             12,014          20,255
Income tax--deferred                             431,649         593,902
Period year income tax adjustments                    --           4,150
Income tax on undistributed earnings             114,511         100,533
                                            ------------    ------------
                                            $  9,385,909    $ 10,191,188
                                            ============    ============

     The balance of income tax payable at September 30, 2003 and 2002 are shown net of prepaid income tax of $5,073,688 thousand and $5,920,533 thousand, respectively.

c.   Net deferred income tax assets consist of the following:

                                                    September 30
                                            ----------------------------
                                                2003           2002
                                            ------------    ------------
Current
   Deferred income tax assets:
      Accrued pension cost                  $ 11,995,651     $         --
      Provision for doubtful receivables       1,614,261        1,150,058
      Other                                       41,233           68,162
                                           -------------    -------------
                                              13,651,145        1,218,220
   Less:  Valuation allowance              (   1,614,261)   (   1,143,456)
                                           -------------    -------------
                                              12,036,884           74,764
   Deferred income tax liability:
      Unrealized foreign exchange gain     (      12,654)   (         885)
                                           -------------    -------------
Net current deferred income tax assets      $ 12,024,230     $     73,879
                                           =============    =============

Noncurrent deferred income tax assets:
   Unrealized losses on disposal of
    property, plant and equipment           $     14,256    $     14,256
   Unrealized advertisement expense                2,146          10,944
   Accrued pension cost                               --      12,317,427
                                            ------------    ------------
Net noncurrent deferred income tax assets   $     16,402    $ 12,342,627
                                            ============    ============

d. The related information under the Integrated Income Tax System is as follows:

                                                    September 30
                                            ----------------------------
                                                2003           2002
                                            ------------    ------------
Balance of Imputation Credit Account (ICA)  $  3,558,159    $  5,912,481
                                            ============    ============

     The estimated ICA rate for the year ended December 31, 2002 and the actual ICA rate for the year ended December 31, 2001 was 33.44% and 33.53%, respectively.

e.   Undistributed earnings information

     As of September 30, 2003 and 2002, the Company's undistributed earnings generated in September 30, 1998 and onward were $907 thousand for both years.

     Income tax returns through the eighteen months ended December 31, 2002 had been examined by the tax authorities.

18.  BASIC NET INCOME PER SHARE

                                                               Weighted-            Net Income per
                                                                average             Share (Dollars)
                                   Amount (Numerator)          Number of      ----------------------------
                              ----------------------------       Common          Income
                                 Income                          Shares          Before
                                 Before                        Outstanding       Income           Net
                               Income Tax      Net Income    (Denominator)        Tax            Income
                              ------------    ------------   -------------    ------------    ------------
Nine months ended
   September 30, 2003
--------------------------
Net income                    $ 45,790,727    $ 36,404,818
                              ============    ============
Basic net income per share                                       9,647,725    $       4.75    $       3.77
                                                              ============    ============    ============
Nine months ended
   September 30, 2002
--------------------------
Net income                    $ 47,210,388    $ 37,019,200
                              ============    ============
Basic net income per share                                       9,647,725    $       4.89    $       3.84
                                                              ============    ============    ============

19.  PENSION PLAN

     The Company has different pension plans for its employees depending on their classifications. In general, the employees' pension entitlement is based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

     The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China.

     Contributions and payments are as follows:

                                               Nine Months Ended
                                                  September 30
                                          ----------------------------
                                              2003           2002
                                          ------------    ------------

Contributions                             $    168,119    $    204,390
                                          ============    ============
Payments of benefits                      $  2,035,753    $  7,465,740
                                          ============    ============

     Pension costs amounted to $535,026 thousand and $764,978 thousand for the nine months ended September 30, 2003 and 2002, respectively. The MOTC has informed the Company by a letter sent on December 28, 2001 that the target privatization date is December 31, 2003. Therefore, based on the assumption that the timing of the privatization is December 31, 2003, the accrued pension cost as of September 30, 2003 was $3,280,195 thousand.

20.  TRANSACTIONS WITH RELATED PARTIES

     As the Company is a state-owned enterprise, the ROC Government is one of the Company's largest customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm's-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a. The Company engages in business transactions with the following related party:

                Company                                   Relationship
------------------------------------------      --------------------------------
Taiwan International Standard Electronics          Equity-accounted investee

b. Significant transactions with the above related party are summarized as follows:

                                                                  September 30
                                                 ----------------------------------------------
                                                         2003                     2002
                                                 ---------------------    ---------------------
                                                    Amount         %        Amount          %
                                                 ------------    -----    ------------    -----
Payable to construction supplier (included in
 "other current liabilities")                    $    376,390        3    $    425,554        3
                                                 ============    =====    ============    =====

                                                         Nine Months Ended September 30
                                                 ----------------------------------------------
                                                         2003                     2002
                                                 ---------------------    ---------------------
                                                    Amount         %         Amount         %
                                                 ------------    -----    ------------    -----
Acquisition of properties                        $  2,851,850       16    $  4,501,420       17
                                                 ============    =====    ============    =====

     The foregoing acquisitions were conducted under normal commercial terms.

21.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of September 30, 2003, the Company's remaining commitments under non-cancelable contracts with various parties were as follows:

     a.   Acquisitions of buildings of $3,467,086 thousand.

     b.   Acquisitions of telecommunications equipment of $14,471,238 thousand.

     c.   Unused letters of credit of approximately $11,831,343 thousand.

     d. Contracts to print billing, envelops and telephone directories of approximately $185,245 thousand.

     e. The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

                 Year                                      Rental Amount
---------------------------------------------              -------------

The three months ended December 31, 2003                   $    279,540
2004                                                            863,098
2005                                                            519,571
2006                                                            351,058
2007 and thereafter                                             249,184

     f. A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand was contributed by the Company on September 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional fund and how much is the contribution from each party.

     g. A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

22.  ADDITIONAL DISCLOSURES

     Following are the additional disclosures required by the SFC for the Company and its investees:

     a.   Financing provided: None.

     b.   Endorsement/guarantee provided: None.

     c.   Marketable securities held: Please see Table 1.

     d. Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

     e. Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

     f. Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

     g. Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

     h. Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

     i. Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 4.

     j.   Financial transactions

          1)   The Company has no derivative financial instruments.

          2)   Fair value of financial instruments

                                                                         September 30
                                               --------------------------------------------------------------
                                                           2003                             2002
                                               -----------------------------   ------------------------------
                                                 Carrying                         Carrying
                                                  Amount        Fair Value         Amount        Fair Value
                                               -------------   -------------   -------------    -------------
Nonderivative financial instruments
------------------------------------------
Assets
   Cash and cash equivalents                   $   4,656,479   $   4,656,479   $   3,593,748    $   3,593,748
   Trade notes and accounts receivable--net       15,657,043      15,657,043      17,537,144       17,537,144
   Other current monetary assets                   2,462,594       2,462,594       2,161,796        2,161,796
   Investments in unconsolidated companies
    and funds                                      5,389,410       5,895,366       5,864,286        6,477,809
   Overdue receivables--net                          858,799         858,799       2,860,509        2,860,509
   Refundable deposits                               915,035         915,035         626,352          626,352
Liabilities
   Short-term loans                                8,500,000       8,500,000       7,500,000        7,500,000
   Commercial paper issued                         4,998,950       4,998,950              --               --
   Trade notes and accounts payable                9,038,988       9,038,988       9,116,507        9,116,507
   Income tax payable                              3,896,251       3,896,251       3,679,196        3,679,196
   Accrued expenses                               10,406,519      10,406,519       9,350,584        9,350,584
   Long-term loans                                   700,000         700,000      21,700,000       21,700,000
   Customers' deposits                            11,265,430      11,265,430      12,133,649       12,133,649

     The Company's basis for determining the fair values is as follows:

     a) Financial instruments except those mentioned in b) and c)--the carrying values of such financial instruments reported in the balance sheet approximate the fair values of these assets.

     b) Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

     c) Long-term loans. The fair value is a discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

k.   Investment in Mainland China: None.

                                                                         TABLE 1
                                                                         -------

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2003
(Amounts in Thousands of New Taiwan Dollars)
================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                September 30, 2003
                                                                                     ----------------------------------------
                                                                                                                     Market
                                              Relationship                           Shares             Percentage  Value or
     Held Company    Marketable Securities       with         Financial Statement     Thou-   Carrying     of       Net Asset
No.      Name           Type and Name         the Company           Account          sands)     Value    Ownership    Value   Note
------------------------------------------------------------------------------------------------------------------------------------
 0   Chunghwa     Common stock
      Telecom     ------------
      Co.,Ltd.    Chunghwa Investment Co.,    Equity method Investments in            98,000 $  973,449         49 $  971,905 Note 1
                   Ltd.                       investee      unconsolidated companies
                  Taiwan International        Equity method Investments in             1,760    339,358         40    894,623 Note 1
                   Standard Electronics       investee      unconsolidated companies
                  Taipei Financial Center          --       Investments in           199,984  1,999,843         12  1,739,715 Note 1
                                                            unconsolidated companies
                  RPTI International               --       Investments in             9,234     71,500         12    110,606 Note 1
                                                            unconsolidated companies
                  Siemens Telecommunication                 Investments in
                   Systems                         --       unconsolidated companies      75      5,250         15    178,500 Note 1
                  International                             Investments in
                   Telecommunication               --       unconsolidated companies      --         10         --         17 Note 1
                   Development
------------------------------------------------------------------------------------------------------------------------------------
 1   Chunghwa     Common stock
      Investment  ------------
      Co., Ltd.   Chunghwa System Integration               Investments in
                   Co., Ltd.                  Subsidiary    unconsolidated companies  60,000    598,644        100    598,644 Note 1
                  Chunghwa Telecom Global                   Investments in             3,500     99,621        100     99,621 Note 1
                                              Subsidiary              unconsolidated companies
                  Wayia Com Inc.                   --       Investments in             4,000     40,000         19     28,096 Note 1
                                                            unconsolidated companies
                  Beneficiary certification
                  -------------------------
                  Prudential financial Bond
                   Fund                            --       Short-term investment     10,847    150,853         --    151,591 Note 2
                  Barits Bond Fund                 --       Short-term investment     10,468    121,216         --    121,809 Note 2
                  APIT Bond Fund                   --       Short-term investment      8,330    100,891         --    101,493 Note 2
                  James Bond Fund                  --       Short-term investment      7,564    100,779         --    101,364 Note 2
                  Prudential Bond Fund             --       Short-term investment      6,665     98,488         --     99,055 Note 2
                  TIIM Bond Fund                   --       Short-term investment      6,002     80,705         --     81,160 Note 2
                  UBS Soaring Eagle Bond Fund      --       Short-term investment      6,783     70,209         --     70,540 Note 2
                  Ta Chong Gallop Bond Fund        --       Short-term investment      5,500     56,986         --     57,193 Note 2
                  Sheng Hwa 1699 Bond Fund         --       Short-term investment      3,820     45,033         --     45,214 Note 2
                  The First Global Investment
                   Trust The Duoli-2 Bond
                   Fund                            --       Short-term investment      2,596     36,109         --     36,295 Note 2
                  JF (Taiwan) Bond Fund            --       Short-term investment      2,446     35,577         --     35,723 Note 2
                  Fuh-Hwa Bond Fund                --       Short-term investment      2,427     30,533         --     30,720 Note 2
                  Cathay Global Balanced Fund      --       Short-term investment      3,000     30,000         --     30,090 Note 2
                  Fuh-Hwa Global Bond Fund         --       Short-term investment      2,698     29,000         --     28,360 Note 2
                  Albatross Fund                   --       Short-term investment      2,383     25,315         --     28,203 Note 2
                  HSBC Taiwan Dragon Fund          --       Short-term investment      1,771     25,899         --     26,039 Note 2
                  Fubon Global Fixed Income
                   Bond Fund                       --       Short-term investment      2,250     22,525         --     22,533 Note 2
                  Cathay Capital Income
                   Growth Bond Fund                --       Short-term investment      1,925     20,000         --     20,051 Note 2
                  The First Global Investment
                   Trust Wan Tai Bond Fund         --       Short-term investment      1,382     18,415         --     18,502 Note 2
                  DAM Band Fund                   --       Short-term investment      1,300     14,293         --     14,359 Note 2

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         (Continued)

                                     - 24 -

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                September 30, 2003
                                                                                     ----------------------------------------
                                                                                                                     Market
                                              Relationship                           Shares             Percentage  Value or
     Held Company    Marketable Securities       with         Financial Statement    (Thou-   Carrying     of       Net Asset
No.      Name           Type and Name          the Company          Account          sands)     Value    Ownership    Value   Note
------------------------------------------------------------------------------------------------------------------------------------
                  Convertible bonds
                  -----------------
                  Yang Ming 2B                     --       Short-term investment      8,000 $   80,000         -- $  884,000 Note 3
                  Rexon Industrial CBE             --       Short-term investment        264     27,690         --     33,264 Note 3
                  Powerchip Semiconductor GDR      --       Short-term investment         39      6,190         --      5,989 Note 3
------------------------------------------------------------------------------------------------------------------------------------
 2   Chunghwa     Beneficiary certificates
      System      ------------------------
      Integration Fubon Global Fixed Income
      Co., Ltd.    Bond Fund                       --       Short-term investment     10,000    100,000         --    100,147 Note 2
                  Homerun Bond Fund                --       Short-term investment      7,394     98,715         --     99,081 Note 2
                  The Forever Fund                 --       Short-term investment      5,156     70,905         --     71,300 Note 2
                  Twfund Solomon Bond Fund         --       Short-term investment      6,406     70,901         --     71,295 Note 2
                  Prudential Financial Bond
                   Fund                            --       Short-term investment      4,974     69,133         --     69,513 Note 2
                  ABN.Amro Bond Fund               --       Short-term investment      4,587     65,831         --     66,122 Note 2
                  Cathay Capital Income            --       Short-term investment      4,812     50,000         --     50,218 Note 2
                   Growth Bond Fund
                  APIT Bond Fund                   --       Short-term investment      2,760     33,427         --     33,626 Note 2
                  Albatross Fund                   --       Short-term investment        479      5,089         --      5,120 Note 2
                  Fuh-Hwa Bond Fund                --       Short-term investment        401      5,044         --      5,075 Note 2
                  Polaris Taiwan Top 50
                  Tracker Fund                     --       Short-term investment        100      4,481         --      4,470 Note 2
------------------------------------------------------------------------------------------------------------------------------------

<F1>
Note 1: The net asset values of unconsolidated companies are based on unaudited financial statements.
<F2>
Note 2: The market value of short-term investments is based on the net asset values of the funds as of September 30, 2003.
<F3>
Note 3: The market value of short-term investments is based on the average closing price of September 30, 2003.

                                                                         TABLE 2
                                                                         -------

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(Amounts in Thousands of New Taiwan Dollars)
================================================================================

-------------------------------------------------------------------------------------------------------------------------------
                             Marketable Securities Type    Financial Statement   Counter-   Nature of
No.        Company Name              and Name                    Account          party    Relationship    Beginning Balance
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Shares      Amount
                                                                                                         (Thousands/
                                                                                                          Thousand
                                                                                                           Units)
-------------------------------------------------------------------------------------------------------------------------------
 0   Chunghwa Telecom Co.,   Lucent Technologies Taiwan   Investments in               --            --          234  $ 233,700
      Ltd.                    Telecom                      unconsolidated
                                                           companies
-------------------------------------------------------------------------------------------------------------------------------
 1   Chunghwa Investment     Prudential Financial Bond    Short-term investment        --            --           --         --
      Co., Ltd.               Fund
                             Barits Bond Fund             Short-term investment        --            --        4,358     50,000
                             APIT Bond Fund               Short-term investment        --            --           --         --
                             James Bond Fund              Short-term investment        --            --           --         --
                             Prudential Bond Fund         Short-term investment        --            --        2,067     30,240
                             TIIM Bond Fund               Short-term investment        --            --           --         --
                             Yang Ming 2B                 Short-term investment        --            --           --         --
                             UBS Soaring Eagle Bond Fund  Short-term investment        --            --           --         --
                             Ta Chong Gallop Bond Fund    Short-term investment        --            --           --         --
                             Sheng Hua 1699 Bond Fund     Short-term investment        --            --           --         --
                             DAM Band fund                Short-term investment        --            --           --         --
                             James Bond Fund              Short-term investment        --            --           --         --
                             Prudential well Pool Fund    Short-term investment        --            --        3,484     41,159

-------------------------------------------------------------------------------------------------------------------------------
 2   Chunghwa System         Fubon Global Fixed Income    Short-term investment        --            --           --         --
      Integration Co., Ltd.   Fund
                             The Forever Fund             Short-term investment        --            --           --         --
                             Twfund Solomon Bond Fund     Short-term investment        --            --           --         --
                             Prudential Financial Bond    Short-term investment        --            --        5,047     69,441
                              Fund
                             ABN.Amro Bond Fund           Short-term investment        --            --        4,980     70,865
                             APIT Bond Fund               Short-term investment        --            --        4,199     50,328
                             Invessco GP ROC Bond Fund    Short-term investment        --            --        3,571     50,288

-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
     Acquisition                                               Disposal                       Ending Balance
----------------------                    --------------------------------------------------------------------------
  Shares                Equity in Income     Shares                                            Shares
(Thousands/               (Loss) of       (Thousands/                                       (Thousands/
 Thousand                Unconsolidated     Thousand                Carrying   Gain (Loss)   Thousand
  Units)      Amount       Companies         Units)       Amount     Value     on Disposal    Units)       Amount
-------------------------------------------------------------------------------------------------------------------
         --  $      --  $             --          234  $  233,700  $  233,700  $        --            -  $        --

--------------------------------------------------------------------------------------------------------------------
     25,360    351,255                --       14,513     201,255     200,402          853       10,847      150,853

     32,229    371,857                --       26,119     301,857     300,641        1,216       10,468      121,216
     24,989    301,315                --       16,659     201,315     200,424          891        8,330      100,891
      7,564    100,779                --           --          --          --           --        7,564      100,779
     24,609    362,206                --       20,011     295,206     293,958        1,248        6,665       98,488
     18,007    241,041                --       12,005     161,041     160,336          705        6,002       80,705
     10,000    100,000                --        2,000      21,500      20,000        1,500        8,000       80,000
     13,566    140,209                --        6,783      70,209      70,000          209        6,783       70,209
     13,203    136,800                --        7,703      79,889      79,814           75        5,500       56,986
      8,483    100,000                --        4,663      55,000      54,967           33        3,820       45,033
     14,592    160,000                --       13,291     146,297     145,707          590        1,301       14,293
     13,733    200,363                --       13,733     201,143     200,363          780           --           --
      9,478    112,944                --       12,962     154,619     154,103          516           --           --

--------------------------------------------------------------------------------------------------------------------
     10,000    100,000                --           --          --          --           --       10,000      100,000

     22,006    301,269                --       16,850     231,274     230,364          910        5,156       70,905
     27,338    301,261                --       20,932     231,261     230,360          901        6,406       70,901
     10,419    144,456                --       10,492     145,456     144,764          692        4,974       69,133

     18,380    263,097                --       18,773     269,097     268,131          966        4,587       65,831
      8,811    106,485                --       10,250     123,985     123,386          599        2,760       33,427
      5,304     75,147                --        8,875     125,874     125,435          439           --           --

--------------------------------------------------------------------------------------------------------------------

                                                                         TABLE 3
                                                                         -------

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION
OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
(Amounts in Thousands of New Taiwan Dollars)
================================================================================

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                             Transaction  Transaction  Payment                                               Nature of
  Company Name     Property     Date        Amount      Term                Counter-Party                   Relationship
------------------------------------------------------------------------------------------------------------------------
Chunghwa Telecom.  Building    2003.3.21  $   236,846   Paid    Dong-Bang Engineering Limited Company           None
 Co., Ltd.
                   Building    2003.3.24      147,721   Paid    E-Kuen Construction Co., Ltd. and others        None

                   Building    2003.5.08      117,038   Paid    Sunkai Builder Co., Ltd.                        None

                   Building    2003.5.12      101,710   Paid    Te Chang Construction Co., Ltd. and others      None

                   Building    2003.5.21      302,076   Paid    Guo-Chi Construction Co., Ltd. and others       None

------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Prior Transactions with Related Counter-party
---------------------------------------------
                         Transfer
 Owner    Relationship    Date       Amount    Price Reference  Purpose of Acquisition  Other Terms
---------------------------------------------------------------------------------------------------
      --            --          --         --      Bidding      Telecommunications         None
                                                                 construction
      --            --          --         --      Bidding      Telecommunications         None
                                                                 construction
      --            --          --         --      Bidding      Telecommunications         None
                                                                 construction
      --            --          --         --      Bidding      Telecommunications         None
                                                                 construction
      --            --          --         --      Bidding      Telecommunications         None
                                                                 construction

---------------------------------------------------------------------------------------------------

                                                                         TABLE 4
                                                                         -------

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
================================================================================

---------------------------------------------------------------------------------------------------------------------------------

     Investor Company                  Investee Company                     Location                 Main Businesses and Products
---------------------------------------------------------------------------------------------------------------------------------
Chunghwa Telecom Co., Ltd.       Chunghwa Investment Co.,          24F, No. 456, Hsinyi Rd.,      Investment
                                  Ltd.                              Sec. 4, Taipei

                                 Taiwan International              No. 4, Min Sheng St., Tu-Chen  Manufacturing, selling,
                                  Standard Electronics              Taipei Hsien                   designing and maintaining
                                                                                                   of telecommunications
                                                                                                   systems and equipment

Chunghwa Investment Co., Ltd.    Chunghwa System Integration       24F, No. 458, Hsinyi Rd.,      Integrated communication and
                                  Co., Ltd.                         Sec. 4, Taipei                 information services
                                 Chunghwa Telecom Global           United States                  Multinational enterprise data
                                                                                                   service, Internet gateway
                                                                                                   and voice wholesale, mobile
                                                                                                   commerce value-added services,
                                                                                                   and content services.
---------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  Original Investment Amount               Balance as of September 30, 2003
-----------------------------------------------------------------------------------     Net Income
September 30,                          Shares       Percentage of       Carrying      (Loss) of the      Recognized         Note
    2003          Dec. 31, 2002     (Thousands)     Ownership (%)        Value          Investee        Gain  (Loss)
----------------------------------------------------------------------------------------------------------------------------------
$      980,000   $      980,000            98,000               49   $      973,449  ($       20,374)  ($       8,439)  Equity-
                                                                                                             (Note 1)    accounted
                                                                                                                         investee

       164,000          164,000             1,760               40          339,358  (       305,193)  (       95,655)  Equity-
                                                                                                             (Note 2)    accounted
                                                                                                                         investee

       600,000          600,000            60,000              100          594,707  (         3,020)  (        3,020)  Subsidiary
                                                                                                             (Note 1)
       120,030           34,090             3,500              100           99,621  (        11,989)  (       11,989)  Subsidiary
(US$     3,500   (US$     1,000                                                                              (Note 1)
thousand)        thousand)

----------------------------------------------------------------------------------------------------------------------------------

<F2>
Note 1: The equity in net income (net loss) of unconsolidated companies is based on unaudited financial statements.
<F2>
Note 2: The equity in net loss of an unconsolidated company amounted to $192,319 thousand is calculated from the unaudited financial statements plus a gain on realized upstream transactions of $120,895 thousand less a gain on unrealized upstream transactions of $24,231 thousand.

                                                                       EXHIBIT 7

Press Release on 2003/10/28

                             [GRAPHIC APPEARS HERE]

Chunghwa Telecom posts 1.7% quarter-on-quarter increase in revenue for the third quarter of 2003

Taipei, Taiwan, R.O.C. October 29, 2003 - Chunghwa Telecom Co., Ltd (TAIEX:
2412, NYSE: CHT), today reported revenues of NT$46.5 billion, net income of NT$12.3 billion and fully-diluted earnings per common share (EPS) of NT$1.28, or US$0.38 per ADS, for the third quarter of 2003. All figures were prepared in accordance with US GAAP.

Revenue for the third quarter increased 1.7% to NT$46.5 billion, driven primarily by the growth in the Wireless business. On the other hand, total operating costs and expenses in the third quarter increased by 3.4% compared with the second quarter, mainly due to the increase of NT$470 million in handset subsidies and NT$287 million in promotional expenses.

Earnings before interest, tax, depreciation, and amortization (EBITDA) was NT$26.1 billion for the third quarter, representing a 56.2% EBITDA margin. Net income for the third quarter decreased by 7.4% to reach NT$12.3 billion, resulting in a net margin of 26.6% for the period.

Capital expenditure totaled NT$17.4 billion for the first nine months, representing a 33.3% decline compared to the same period in 2002. The company expects full year capital expenditures to be approximately NT$31.5 billion, which is lower than its original 2003 year-end target of NT$33.0 billion, reflecting stringent capital expenditure control efforts.

Cash flow from operations remains strong at NT$16.8 billion for the third quarter compared with NT$19.9 billion for the second quarter. As of September 30, 2003, Chunghwa Telecom's cash and cash equivalents totaled NT$4.7 billion compared with total debt of NT$9.2 billion.

Business Performance Highlights

Internet and Data Services

.. Overall, total Internet and Data revenues remained flat quarter-on-quarter at NT$8.9 billion. While Hi-Net dial-up, ISP access and other Internet revenues recorded a 6.2% growth, ADSL revenue and leased line revenue recorded a 4.1% and 4.4% decline respectively.

.. The decline in ADSL revenue is expected to be temporary, as it was primarily caused by a 16% tariff reduction implemented in July. The company expects that by the next quarter, the resultant increase in customer base will increase overall ADSL revenue. As of September 2003, ADSL subscribers reached
   2.3 million and the company expects to exceed its 2.4 million year-end target, 25% of which is expected to be 1.5Mbps subscribers.

Wireless Services

.. Total Wireless revenues increased 3.7% quarter-on-quarter to reach NT$17.2 million in the third quarter.

.. Chunghwa Telecom maintained its leading revenue and subscriber market share of 35% and 31% with 8.0 million subscribers at the end of September.

.. The company's blended mobile ARPU remained one of the highest in Taiwan. Its reported ARPU increased from NT$712 in the second quarter to NT$723 in the third quarter, driven by a 5% increase in AMPU due to seasonal effects.

Fixed Line Services

.. Total fixed line revenues increased 0.3% quarter-on-quarter to NT$19.5 billion.

.. Seasonal effects, which more than offset the narrowband-to-broadband and fixed-to-mobile migration, has resulted in across-the-board positive revenue growth in local, domestic long distance, and international long distance businesses.

Financial Statements

Financial statements are as follows:

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS
(Amounts in Millions, Except Shares and Par Value Data)
--------------------------------------------------------------------------------

                                                                              September 30
                                                         December 31,  --------------------------
ASSETS                                          Notes        2002          2003          2003
                                              ---------  ------------  ------------  ------------
                                                              NT$           NT$           US$
                                                                       (Unaudited)   (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents                  2,4,20     $      7,652  $      4,657  $        138
   Trade notes and accounts receivable--net   2,5              17,211        16,308           483
   Inventories                                2                 1,164         1,278            38
   Prepaid expenses                                               486         2,940            87
   Deferred income taxes                      2,16             16,845        16,855           499
   Other current assets                       6                 1,929         2,544            75
                                                         ------------  ------------  ------------
      Total current assets                                     45,287        44,582         1,320
                                                         ------------  ------------  ------------
INVESTMENTS IN UNCONSOLIDATED COMPANIES       2,7,20            3,727         3,389           100
                                                         ------------  ------------  ------------
PROPERTY, PLANT AND EQUIPMENT--Net            2,8,17,18       338,388       324,409         9,603
                                                         ------------  ------------  ------------
INTANGIBLE ASSETS
   Prepaid pension cost                       2,15             24,032        29,365           869
   3G license                                 2                10,179        10,179           301
   Patents and computer software--net         2                   212           285             9
                                                         ------------  ------------  ------------
      Total intangible assets                                  34,423        39,829         1,179
                                                         ------------  ------------  ------------
OTHER ASSETS
   Deferred income taxes--non-current         2,16              3,464         3,045            90
   Other                                      20                3,364         3,564           106
                                                         ------------  ------------  ------------
      Total other assets                                        6,828         6,609           196
                                                         ------------  ------------  ------------
TOTAL ASSETS                                             $    428,653  $    418,818  $     12,398
                                                         ============  ============  ============

                                                                              September 30
                                                         December 31,  --------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY           Notes        2002          2003          2003
                                              ---------  ------------  ------------  ------------
                                                              NT$           NT$           US$
                                                                       (Unaudited)   (Unaudited)
CURRENT LIABILITIES
   Short-term bank loans                      9,20       $         --  $      8,500  $        252
   Commercial paper issued                    10,20                --         4,999           148
   Trade notes and accounts payable                            11,217         9,039           267
   Income tax payable                         2,16              6,172         3,896           115
   Accrued expenses                           11               13,804        10,465           310
   Accrued pension liabilities                2,15             32,226        40,494         1,199
   Current portion of deferred income         2                 3,957         3,365           100
   Customers' deposits                        20               11,975        11,266           333
   Other current liabilities                  12,17            17,574        15,304           453
                                                         ------------  ------------  ------------
      Total current liabilities                                96,925       107,328         3,177
                                                         ------------  ------------  ------------
OTHER LIABILITIES
   Deferred income--net of current portion    2                13,855        12,186           361
   Long-term loans                            13,20            17,700           700            21
   Other                                                          153           315             9
                                                         ------------  ------------  ------------
      Total other liabilities                                  31,708        13,201           391
                                                         ------------  ------------  ------------
      Total liabilities                                       128,633       120,529         3,568
                                                         ------------  ------------  ------------
COMMITMENTS AND CONTINGENT LIABILITIES        18
STOCKHOLDERS' EQUITY                          14
   Capital stock--NT$10 (US$0.29) par value;
    authorized, issued and
    outstanding--9,647,724,900
    common shares                                              96,477        96,477         2,856
   Capital surplus                                            133,862       134,380         3,978
   Retained earnings                                           69,681        67,432         1,996
                                                         ------------  ------------  ------------
      Total stockholders' equity                              300,020       298,289         8,830
                                                         ------------  ------------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $    428,653  $    418,818  $     12,398
                                                         ============  ============  ============

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS
(Amounts in Millions, Except Shares and Per Share and Per ADS Data)
--------------------------------------------------------------------------------

                                              Three Months Ended September 30                 Nine Months Ended September 30
                                      ----------------------------------------------  ----------------------------------------------
                               Notes       2002            2003            2003            2002            2003           2003
                               -----  --------------  --------------  --------------  --------------  --------------  --------------
                                            NT$             NT$            US$              NT$            NT$              US$
                                        (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)    (Unaudited)      (Unaudited)
SERVICE REVENUES                   2  $       46,476  $       46,459  $        1,375  $      133,948  $      136,369  $        4,037
                                      --------------  --------------  --------------  --------------  --------------  --------------
OPERATING COSTS AND EXPENSES       2
   Costs of services,
    excluding depreciation
    and amortization                          14,471          14,623             433          41,555          42,776           1,266
   Marketing, excluding
    depreciation and
    amortization                   2           4,904           4,584             136          11,988          13,922             412
   General and administra-
    tive, excluding
    depreciation and
    amortization                                 548             631              19           1,983           2,004              59
   Research and development,
    excluding depreciation
    and amortization               2             577             586              17           1,731           1,788              53
   Depreciation and
    amortization--cost of
    services                                   9,463           9,805             290          28,397          29,439             872
   Depreciation and
    amortization--operating
    expense                                      596             610              18           1,798           1,890              56
                                      --------------  --------------  --------------  --------------  --------------  --------------
      Total operating costs
       and expenses                           30,559          30,839             913          87,452          91,819           2,718
                                      --------------  --------------  --------------  --------------  --------------  --------------
INCOME FROM OPERATIONS                        15,917          15,620             462          46,496          44,550           1,319
                                      --------------  --------------  --------------  --------------  --------------  --------------
OTHER INCOME
   Interest                                       56              28               1             141              74               2
   Other income                                  521             394              12           1,743           1,520              45
                                      --------------  --------------  --------------  --------------  --------------  --------------
      Total other income                         577             422              13           1,884           1,594              47
                                      --------------  --------------  --------------  --------------  --------------  --------------
OTHER EXPENSES
   Interest                                       74              12               1             146              34               1
   Equity in net loss of
    unconsolidated companies     2,7             207              36               1              95             104               3
   Other expense                                 220             287               8             520             413              12
                                      --------------  --------------  --------------  --------------  --------------  --------------
      Total other expenses                       501             335              10             761             551              16
                                      --------------  --------------  --------------  --------------  --------------  --------------
INCOME BEFORE INCOME TAX                      15,993          15,707             465          47,619          45,593           1,350
INCOME TAX                      2,16           3,794           3,362             100          10,217           9,251             274
                                      --------------  --------------  --------------  --------------  --------------  --------------
NET INCOME                            $       12,199  $       12,345  $          365  $       37,402  $       36,342  $        1,076
                                      ==============  ==============  ==============  ==============  ==============  ==============
NET INCOME PER SHARE               2  $         1.26  $         1.28  $         0.04  $         3.88  $         3.77  $         0.11
                                      ==============  ==============  ==============  ==============  ==============  ==============
WEIGHTED-AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING             9,647,724,900   9,647,724,900   9,647,724,900   9,647,724,900   9,647,724,900   9,647,724,900
                                      ==============  ==============  ==============  ==============  ==============  ==============
NET INCOME PER PRO FORMA
 EQUIVALENT ADS                    2  $        12.64  $        12.80  $         0.38  $        38.77  $        37.67  $         1.12
                                      ==============  ==============  ==============  ==============  ==============  ==============
WEIGHTED-AVERAGE NUMBER OF
 PRO FORMA EQUIVALENT ADSs
 OUTSTANDING                             964,772,490     964,772,490     964,772,490     964,772,490     964,772,490     964,772,490
                                      ==============  ==============  ==============  ==============  ==============  ==============

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS
(Amounts in Millions)
--------------------------------------------------------------------------------

                                                                Nine Months Ended September 30
                                                            -------------------------------------
                                                                2002         2003         2003
                                                            -----------  -----------  -----------
                                                                NT$          NT$          US$
                                                            (Unaudited)  (Unaudited)  (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                $   37,402   $   36,342   $    1,076
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Provision for doubtful accounts                             1,721        2,331           69
      Depreciation and amortization                              30,195       31,329          898
      Net loss on disposal of scrap inventories
       and property, plant and equipment                            122           80            3
      Equity in net loss of unconsolidated companies                 95          104            3
      Stock compensation expenses for shares issued
       to employee at a discounted                                   --          463           14
      Deferred income taxes                                         619          409           12
      Changes in operating assets and liabilities:
         Decrease (increase) in:
            Trade notes and accounts receivable             (     1,750) (     1,366) (        40)
            Inventories                                     (     2,617) (     2,174) (        64)
            Prepaid expenses                                (     2,314) (     2,454) (        73)
            Other current assets                                    434  (       677) (        20)
            Other assets                                          1,156  (       282) (         8)
         Increase (decrease) in:
            Trade notes and accounts payable                (     3,338) (       118) (         3)
            Income tax payable                                      821  (     2,276) (        67)
            Accrued expenses                                (     4,810) (     3,339) (        99)
            Customers' deposits                             (       781) (       709) (        21)
            Other current liabilities                             1,229  (     2,296) (        38)
            Accrued pension liabilities                           2,670        2,935           87
            Deferred income                                 (     2,336) (     2,261) (        70)
            Other liabilities                                       (14)         162            5
                                                            -----------  -----------  -----------
         Net cash provided by operating activities               58,504       56,203        1,664
                                                            -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of investments in unconsolidated companies        (2,000)          --           --
   Proceeds from disposal of investments
    in unconsolidated companies                                      --          234            7
   Acquisitions of property, plant and equipment            (    26,038) (    17,359) (       514)
   Proceeds from disposal of property, plant and equipment          282          153            5
   Payment on 3G license                                    (    10,179)          --           --
   Acquisitions of patents and computer software            (        83) (        83) (         6)
                                                            -----------  -----------  -----------
         Net cash used in investing activities              (    38,018) (    17,161) (       508)
                                                            -----------  -----------  -----------
                                                                         (Continued)

                                                      Nine Months Ended September 30
                                                  ---------------------------------------
                                                      2002          2003          2003
                                                  -----------   -----------   -----------
                                                      NT$           NT$           US$
                                                  (Unaudited)   (Unaudited)   (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term loans--net             $    7,500    $    8,500    $      252
   Commercial paper issued                                 --         4,999           148
   Proceeds from long-term loans                       31,700            --            --
   Payments on principal of long-term loans       (    27,000)  (    17,000)  (       503)
   Cash dividends paid                            (    33,767)  (    38,591)  (     1,143)
   Additional capital contributed by government            32            55             2
                                                  -----------   -----------   -----------
      Net cash used in financing activities       (    21,535)  (    42,037)  (     1,244)
                                                  -----------   -----------   -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS         (     1,049)  (     2,995)  (        88)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD          4,643         7,652           226
                                                  -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $    3,594    $    4,657    $      138
                                                  ===========   ===========   ===========
SUPPLEMENTAL INFORMATION
   Interest paid                                   $      113    $       91    $        3
                                                  ===========   ===========   ===========
   Income tax paid                                 $    8,778    $   11,116    $      329
                                                  ===========   ===========   ===========

Financial operational data can be found at http://www.cht.com.tw/ir/filedownload/

About Chunghwa Telecom

Chunghwa Telecom (TAIEX:2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line services, mobile services and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled "Risk Factors" in Chunghwa Telecom's Form F-1 filed with the U.S. Securities and Exchange Commission in connection with our U.S. initial public offering.

The financial statements included in this press conference were unaudited, and prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared contain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:


Fu-fu Shen
Investor Relations
+886 2 2344 5488
ffshen@cht.com.tw